FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        Yes               No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        Yes               No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the Three-month Periods ended March 31, 2003 and 2004.

2.	Management Discussion and Analysis of the Consolidated Financial Statements as of March 31, 2004.

Amendment

This 6-K/A amends the 6-K filed on May 25, 2004 to correct errors in the translation from the Spanish version to the English version.

                                                                         Item 1.

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                       REPORT ON THE FINANCIAL STATEMENTS
                        for the three month periods ended
                             March 31, 2004 and 2003
                                 (CONSOLIDATED)

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Accountants' Review Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ThCh$:  Thousands of Chilean pesos
UF       : The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month
ThUS$:  Thousands of US dollars

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

       CONSOLIDATED BALANCE SHEETS
        MARCH 31, 2004 AND 2003
  (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of March 31, 2004)

         A   S   S   E   T   S                                               Notes          2004                    2003
-----------------------------------------------                            --------   -------------------   ----------------------
                                                                                           ThCh$                    ThCh$
                                                                                      -------------------   ----------------------
   CURRENT ASSETS

     Cash and bank                                                                             8,554,441               14,439,879
     Time deposits                                                                             1,687,447               31,695,160
     Marketable securities, net                                               (4)             47,630,819               92,158,470
     Trade receivable, net                                                    (5)            204,764,411              208,547,148
     Notes receivable, net                                                    (5)              6,824,217                6,287,342
     Sundry debtors, net                                                      (5)              9,658,271               19,437,244
     Due from related companies                                              (6a)             19,919,290               22,557,213
     Inventories, net                                                                         19,029,808               12,564,738
     Recoverable taxes                                                                        15,832,430               21,091,720
     Prepaid expenses                                                                          7,748,219                8,934,052
     Deferred taxes                                                          (7b)             17,481,325               24,255,749
     Other current assets                                                     (8)             74,045,158               33,194,741
                                                                                      -------------------   ----------------------
                  TOTAL CURRENT ASSETS                                                       433,175,836              495,163,456
                                                                                      -------------------   ----------------------

   PROPERTY, PLANT AND EQUIPMENT                                              (9)
     Land                                                                                     27,517,671               27,487,880
     Constructions and
          infrastructure works                                                               184,776,167              184,215,050
     Machinery and equipment                                                               3,456,300,581            3,335,099,028
     Other property, plant and equipment                                                     345,714,585              403,673,301
     Technical revaluation                                                                     9,178,918                9,175,583
     Accumulated depreciation (less)                                                       2,251,299,904            2,043,217,703
                                                                                      -------------------   ----------------------
                  TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                                 1,772,188,018            1,916,433,139
                                                                                      -------------------   ----------------------

   OTHER NON-CURRENT ASSETS
     Investment in related companies                                         (10)             10,166,660               42,270,171
     Investment in other companies                                                                 3,835                    3,835
     Goodwill                                                                (11)            154,512,202              176,567,096
     Long-term debtors                                                        (5)             31,416,651               36,430,116
     Intangibles                                                             (12)             40,936,366               32,527,358
     Accumulated amortization (less)                                         (12)              5,175,554                3,060,070
     Others                                                                  (13)              9,922,500               14,324,943
                                                                                      -------------------   ----------------------
                  TOTAL OTHER ASSETS                                                         241,782,660              299,063,449
                                                                                      -------------------   ----------------------
                  TOTAL ASSETS                                                             2,447,146,514            2,710,660,044
                                                                                      ===================   ======================

         L  I  A  B  I  L  I  T  I  E  S                          Notes           2004                   2003
--------------------------------------------------               ------      ------------------      -----------------
                                                                                 ThCh$                   ThCh$
                                                                             ------------------      -----------------
   CURRENT LIABILITIES
     Short-term obligations with banks

          and financial institutions                              (14)              19,299,558              9,230,598
     Short-term portion of long-term obligations
          with banks and financial institutions                   (14)              86,236,624            148,967,490
     Obligations with the public (Bonds payable)                  (16)             106,819,013             16,860,435
     Long-term obligations maturing
          within a year                                                                450,286                485,206
     Dividends payable                                                                 103,444                205,297
     Trade accounts payable                                       (33)             128,678,293            159,800,686
     Notes payable                                                                     250,555                261,254
     Other creditors                                                                34,332,812              7,279,535
     Notes and accounts payable to related companies              (6b)              22,164,456              9,428,141
     Accruals                                                     (17)               3,977,499              3,993,906
     Withholdings taxes                                                             11,430,427             10,485,820
     Unearned income                                                                 9,331,575              7,882,222
     Other current liabilities                                                       2,064,233              2,997,633
                                                                             ------------------      -----------------
                TOTAL CURRENT LIABILITIES                                          425,138,775            377,878,223
                                                                             ------------------      -----------------

   LONG-TERM LIABILITIES
     Obligations with banks and
          financial institutions                                  (15)             312,982,539            419,192,615
     Bonds payable                                                (16)             319,691,002            513,980,506
     Notes and accounts payable to related companies              (6b)              21,378,352             24,828,074
     Miscellaneous accounts payable                                                  3,767,056              7,370,284
     Accruals                                                     (17)              19,406,819             17,841,993
     Deferred taxes                                               (7b)              48,052,816             41,775,802
     Other liabilities                                                               7,990,698              6,061,741
                                                                             ------------------      -----------------
               TOTAL LONG-TERM LIABILITIES                                         733,269,282          1,031,051,015
                                                                             ------------------      -----------------
   MINORITY INTEREST                                              (19)               1,312,649              1,164,860
                                                                             ------------------      -----------------

   SHAREHOLDERS' EQUITY                                           (20)
     Paid-in capital                                                               859,490,281            736,431,481
          Reserve - equity indexation                                               (4,297,452)             3,682,158
     Share premium                                                                           -            115,079,192
     Other reserves                                                                   (660,313)             2,182,575
     Retained earnings                                                             432,893,292            443,190,540
              Accumulated earnings                                                 429,380,774            435,932,075
              Net income for the period                                              3,512,518              7,258,465
                                                                             ------------------      -----------------
                  TOTAL SHAREHOLDERS' EQUITY                                     1,287,425,808          1,300,565,946
                                                                             ------------------      -----------------
TOTAL LIABIABILITIES AND SHAREHOLDERS' EQUITY                                    2,447,146,514          2,710,660,044
                                                                             ==================      =================

     The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

                        CONSOLIDATED STATEMENTS OF INCOME
            FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant
                      Chilean pesos as of March 31, 2004)

                                                                        2004             2003
OPERATING RESULTS:                                                      ThCh$            ThCh$

Operating revenues                                                   200,626,551       197,957,496
Operating costs (less)                                               134,400,369       126,416,762
                                                                    -------------   ---------------
Gross profit                                             (21a)        66,226,182        71,540,734

Administrative and selling expenses  (less)                           42,481,571        38,668,654
                                                                    -------------   ---------------

OPERATING RESULTS                                                     23,744,611        32,872,080

NON-OPERATING RESULTS:

Financial income                                                       1,839,658         2,280,962
Net income from investments in related companies          (10)            58,190           190,462
Other non-operating income                               (21 b)          694,301         1,790,070
Loss from investments in related companies (less)         (10)            34,608            37,860
Amortization of goodwill (less)                           (11)         2,826,321         3,726,459
Financial expenses (less)                                             11,345,069        17,216,483
Other non-operating expenses (less)                      (21 c)          993,014         1,794,818
Price-level restatement                                   (22)        (2,225,615)        2,043,200
Exchange differences                                      (23)           977,570            45,449
                                                                    -------------   ---------------
NON-OPERATING LOSS, NET                                              (13,854,908)      (16,425,477)
                                                                    -------------   ---------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                       9,889,703        16,446,603

Income taxes                                             (7 c)        (6,421,203)       (9,172,690)

CONSOLIDATED INCOME (LOSS)                                             3,468,500         7,273,913

Minority interest                                         (19)            44,018           (15,448)
                                                                    -------------   ---------------
NET INCOME FOR THE PERIOD                                              3,512,518         7,258,465
                                                                    -------------   ---------------

     The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant
                      Chilean pesos as of March 31, 2004)

                                                                          2004                  2003
                                                                   -------------------   -------------------
                                                                         ThCh$                 ThCh$

      NET CASH FLOWS

          FROM OPERATING ACTIVITIES                                        38,259,569            69,333,521

      Net income for the period                                             3,512,518             7,258,465

      Result on sales of assets :                                                (142)               47,509

           Loss on sales of property, plant and equipment                        (142)               47,509

      Debits ( credits ) to income that do not represent
          cash flows :                                                     77,692,427            73,951,203

           Depreciation for the period                                     65,903,281            65,728,616
           Amortization of intangibles                                        607,651               415,730
          Provisions and write offs                                         7,360,197             7,057,863
          Net income from investments
              in related companies                                            (58,190)             (190,462)
           Loss from investments in related companies                          34,608                37,860
           Amortization of goodwill                                         2,826,321             3,726,459
          Price-level restatement                                           2,225,615            (2,043,200)
          Exchange differences                                               (977,570)              (45,449)
          Other credits to income that do not represent
             cash flows                                                      (258,665)           (1,790,070)
         Other debits to income that do not represent
             cash flows                                                        29,179             1,053,856

      Changes in operating assets
          Increase (decrease)                                              12,980,788            11,444,379

           Trade accounts receivable                                        4,642,977           (10,236,163)
           Inventories                                                        641,668             1,608,233
           Other assets                                                     7,696,143            20,072,309

      Changes in operating liabilities
         ( Increase) decrease                                             (55,882,004)          (23,383,483)

           Accounts payable related to
               operating activities                                       (47,824,908)          (26,049,483)
           Interest payable                                                (3,351,646)           (5,382,523)
           Income taxes payable (net)                                         887,206              (582,396)
           Other accounts payable related to non-operating
              activities                                                   (6,585,622)            5,755,741
          V.A.T. and other similar taxes payable                              992,966             2,875,178

      Minority interest                                                       (44,018)               15,448

    The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 AND 2003
(Restated for general price-level changes and expressed in thousands of constant
                      Chilean pesos as of March 31, 2004)

--------------------------------------------------------------------------------

                                                                          2004                  2003
                                                                         ThCh$                 ThCh$
      NET CASH USED IN

      FINANCING ACTIVITIES                                                 (6,890,227)          (14,967,397)

           Loans paid ( less )                                             (3,146,228)           (4,006,771)
           Obligations with the public paid ( less )                       (3,686,830)          (10,960,626)
           Other financing disbursments ( less )                              (57,169)                    -

      NET CASH USED IN
      INVESTMENT ACTIVITIES                                               (24,792,643)          (28,954,772)

           Sales of property, plant and equipment                              47,269                     -
           Other investment income                                                  -               225,786
           Acquisition of property, plant and equipment ( less )          (21,797,188)          (14,513,609)
           Investments in financial instruments ( less )                   (3,042,724)          (14,311,518)
           Other investment activities ( less )                                     -              (355,431)
                                                                   -------------------   -------------------

      NET CASH FLOWS FOR THE PERIOD                                         6,576,699            25,411,352

      EFFECT OF INFLATION ON CASH
          AND CASH EQUIVALENTS                                                160,047              (143,732)
                                                                   -------------------   -------------------
      NET INCREASE OF CASH
          AND CASH EQUIVALENTS                                              6,736,746            25,267,620
                                                                   -------------------   -------------------
      CASH AND CASH EQUIVALENTS AT
          BEGINNING OF PERIOD                                              33,164,004            21,137,308
                                                                   -------------------   -------------------
      CASH AND CASH EQUIVALENTS AT
          END OF PERIOD                                                    39,900,750            46,404,928
                                                                   -------------------   -------------------

          The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                 Notes to the Consolidated Financial Statements
                                   ----------

1. COMPOSITION OF CONSOLIDATED GROUP AND REGISTRATION WITH THE SECURITIES
REGISTRY:

     A)   The company is an open stock corporation that is registered in the
          Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and
          Insurance.

     B)   Subsidiary companies registered with the Securities Registry:

As of March 31, 2004 the following subsidiaries of the Group are registered with the Securities Registry:

                                                                                                 PARTICIPATION
                         SUBSIDIARIES                           TAXPAYER NO.   REGISTRATION   (DIRECT & INDIRECT)
                                                                                              -------------------
                                                                                   NUMBER              %
                                                                                               2003        2004
                                                                                                %           %
                                                               -------------   ------------  -------      -------

CTC Transmisiones Regionales S.A.(188 Mundo Telefonica)         96,551,670-0       456        99.16       99.16
Globus 120 S.A.                                                 96,887,420-9       694        99.99       99.99
Telemergencia S.A. (1)                                          96,919,660-3    In process    99.99       99.99

     (1)  As of the date of presentation of these financial statements, the
          Company is in the process of registering this Company with the
          Securities Registry of the Superintendency of Securities and
          Insurance.

2.   SIGNIFICANT ACCOUNTING PRINCIPLES:

     (A)  ACCOUNTING PERIOD:
          The interim consolidated financial statements cover the three-month periods ended as of March 31, 2004 and 2003.

     (B)  BASIS OF PREPARATIONS:
          These interim consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally
          Accepted Accounting Principles in Chile and standards set forth by the
          Chilean Superintendency of Securities and Insurance.

          In the event of discrepancies between Generally Accepted Accounting
          Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

          The Company's financial statements as of June 30, and December 31 of each years, are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. In relation to the quarterly financial statements as of March and
          September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

     (C)  BASIS OF PRESENTATION:

          The interim consolidated financial statements for 2003 and their notes have been adjusted for comparison purposes by -0.005% in order to allow comparison with the 2004 financial statements. For comparison purposes there have been certain non-significant off-the-books reclassifications made to the 2003 financial statements.

     (D)  BASIS OF CONSOLIDATION:

          These interim consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant transactions of assets, liabilities, income and cash flows between consolidated companies have been eliminated and the participation of minority investors has been recognized under
          Minority Interest (See Note 19).

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2. SIGNIFICANT ACCOUNTING PRINCIPLES, continued:
     (D)  BASIS OF CONSOLIDATION, continued:

       COMPANIES INCLUDED IN CONSOLIDATION:
       As of March 31, 2004 the consolidated group (The Company) is composed of
       Compania de Telecomunicaciones de Chile S.A. and the following subsidiaries:

                                   COMPANY NAME                                 PARTICIPATION PERCENTAGE
TAXPAYER NO.
                                                                      -----------------------------------------------
                                                                                     2004                    2003
                                                                        DIRECT      INDIRECT     TOTAL      TOTAL
---------------------------------------------------------------------------------------------------------------------

79.727.230-2   CTC Isapre S.A. (3)                                         -           -           -        99.99
96.545.500-0   CTC Equipos y Servicios de  Telecomunicaciones S.A.       99.99         -         99.99      99.99
96.551.670-0   CTC   Transmisiones    Regionales    S.A.(188   Mundo     99.16         -         99.16      99.16
               Telefonica)
96.961.230-5   Telefonica  Gestion de  Servicios  Compartidos  Chile     99.90        0.09       99.99      99.99
               S.A.
96.786.140-5   Telefonica Movil S.A.                                     99.99         -         99.99      99.99
74.944.200-k   Fundacion Telefonica Chile                                50.00         -         50.00      50.00
96.887.420-9   Globus 120 S.A.                                           99.99         -         99.99      99.99
96.971.150-8   Telemergencia S.A.                                        99.67        0.32       99.99      99.99
90.430.000-4   Telefonica Empresas CTC Chile S.A.                        99.99         -         99.99      99.99
90.184.000-8       Comunicaciones Mundiales S.A. (4)                       -           -           -        99.66
96.834.320-3       Telefonica Internet Empresas S.A.                       -         99.99       99.99      99.99
96.811.570-7            Administradora  de  Telepeajes de Chile S.A.       -         79.99       79.99      79.99
               (7)
78.703.410-1        Tecnonautica S.A. (1) (2)                              -         99.99       99.99      99.99
96.934.950-7           Portal de Pagos e Informacion S.A. (5)              -           -           -        99.99
96.893.540-2               Infochile S.A. (5)                              -           -           -        99.99
---------------------------------------------------------------------------------------------------------------------

1)   On May 2, 2003, Telefonica Empresas S.A. sold its participation in
     Tecnonautica S.A. to Telefonica Internet Empresas S.A. (formerly Infoera
     S.A.), who became owner of 99.99% of the shares of that company.

2)   On May 2, 2003, Tecnonautica S.A. sold its participation in Infochile S.A.
     to Portal de Pagos e Informacion S.A., who became owner of 99.98% of the shares of that company.

3)   On September 1, 2003, Telefonica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF 9,175, this transaction resulting in Telefonica CTC Chile recognizing a loss on sale of subsidiary of
     ThCh$66,705.

4)   The Extraordinary Shareholders' Meeting of Telefonica Empresas CTC Chile,
     held on December 9, 2003, approved the absorption by incorporation of subsidiary Comunicaciones Mundiales S.A.

5)   By means of public deeds dated December 1, 2003 and December 31, 2003, the
     Boards of Portal de Pagos e Informacion S.A. and Infochile S.A. leave record of the absorption of those companies by Tecnonautica S.A.

6)   On December 1, 2003, the Board of Telefonica Empresas CTC Chile S.A.
     approved the sale of its shareholding in that company as of that date, to its subsidiary Telefonica Internet Empresas S.A.

7)   On June 19, 2003, Infoera S.A. changed its name to Telefonica Internet
     Empresas S.A.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2.   SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

     (E)  PRICE-LEVEL RESTATEMENT:

          The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with
          Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of March 31, 2004 and
          2003, for initial balances, is -0.5% and 0.5%, respectively.

     (F)  BASIS OF CONVERSION:

          Assets and liabilities in US$ (United States dollars), Euros, and UF
          (Unidad de Fomento), have been converted to pesos at the exchange rates as of each period end:

--------------------------------------------------------------------------
    YEAR             US$                EURO                 UF
--------------------------------------------------------------------------
    2004            616.41             758.38             16,820.82
--------------------------------------------------------------------------
    2003            731.56             797.34             16,783.60
--------------------------------------------------------------------------

          Exchange rate differences originating in the application of this
          Standard, are credited or debited to income for the period.

     (G)  TIME DEPOSITS:

          Time deposits are carried according to the value of the capital invested, plus adjustments, if applicable and accrued interest up to period end.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2.   SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

     (H)  MARKETABLE SECURITIES:

          Fixed income securities are recorded at their price-level restated
          acquisition value, plus interest accrued as of each period end according to the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

          Investments in mutual funds units are carried at the value of the unit at each period end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

     (I)  INVENTORIES:

          Equipment destined for sale, is carried at price-level restated
          acquisition or development cost or at market value, whichever is less.

          Inventories deemed to be used during the next twelve months are classified as current assets and their cost is price-level restated.
          The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

     (J)  SUBSIDIES ON SALE OF CELLULAR TELEPHONES:

          Represents the difference between the cost at which the cellular equipment is purchased from suppliers and the price at which it is sold to customers.

          As of April 1, 2001,the Company established a new commercialization policy for its cellular equipment and customer retention, for post-payment customers, under the commodate concept, a legal term in which the equipment is delivered for use to customers with contracts, without payment, or transfer of the property of this equipment to the customer.

          The acquisition cost of this equipment is capitalized as a property, plant and equipment item, and is depreciated over 24 months as of the date of contract signing, at which time income is charged with the first depreciation installment.

          As of June 2002, as a commercial strategy for customer retention, the company established a customer fidelity policy, consisting in the exchange of equipment associated to commodate contracts older than 18 months. Based on the above, depreciation provisions have been established for probable early write-off of this equipment.

          As of September 2003, the Company changed the manner of
          commercializing equipment under commodate to renting the equipment, by means of which the equipment is delivered for use during an agreed period of time, with the Company retaining its ownership.

          As of March 31, 2004 and 2003, the capitalized cost of this equipment is ThCh$ 22,362,973 and ThCh$19,848,016, respectively while accumulated depreciation of these assets is ThCh$ 15,243,145 and
          ThCh$16,236,208, respectively.

     (K)  ALLOWANCE FOR DOUBTFUL ACCOUNTS:

          Differentiated percentages are applied when calculating allowance for doubtful accounts, taking into consideration age and eventual collection management factors, up to 100% of debts older than 120 days and 180 days in the case of major customers (corporations).

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2.   SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

     (L)  PROPERTY, PLANT AND EQUIPMENT:

          Property,  plant  and  equipment  are  carried  at  their  price-level restated acquisition and/or construction cost.

          Property,  plant and  equipment  acquired up to December  31, 1979 are carried at their  appraisal  value,  as  stipulated  in Article 140 of
          D.F.L.  No. 4, and those  acquired  subsequently  are carried at their acquisition  value,  except for those  assets  that are carried at the appraisal  value  recorded  as of June  30,  1986,  as  authorized  in
          Circular No. 550 issued by the Chilean  Superintendency  of Securities and Insurance . All these values have been price-level restated.

          Until December 31, 2002, work in progress  included the real financial cost of the loans related to their financing,  which originates during the  construction  stage and which  could have been  avoided had these disbursements not been incurred.

     (M)  DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT:

          Depreciation  has been  calculated  and  recorded  on the basis of the values stated above,  by applying set factors  determined on the basis of the  estimated  useful  lives of the  assets.  The  average  annual financial depreciation rate of the Company is approximately 8.46%.

     (N)  LEASED ASSETS:

          LEASED ASSETS WITH A PURCHASE OPTION.

          Leased assets with a purchase option,  the contracts of which meet the characteristics of a financial lease, are recorded in a similar manner to the acquisition of property,  plant and equipment,  recognizing the total  obligation and interest on an accrual  basis.  These assets are not legally  owned by the Company,  therefore  until it exercises  the purchase option they cannot be freely disposed of.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2.   SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

     (N)  INTANGIBLES

          I)   RIGHTS TO UNDERWATER CABLE:
          Corresponds to the rights acquired by the Company,  for the use of the transmission  capacity of  underwater  cable.  This right is amortized over the term of the respective contracts, with a maximum of 25 years.

          II)  LICENSES (SOFTWARE):
          Software licenses are valued at their price-level restated acquisition cost.  Amortization is calculated using the straight-line method based on the  periods in which it is deemed that the  license  will  provide benefits, which do not exceed 4 years.

          III) LICENSE FOR THE USE OF RADIO-ELECTRIC SPACE:
          Corresponds to the cost incurred in obtaining  licenses for the use of radio-electric  space.  They are shown at price-level  corrected price and are amortized over the concession  term (30 years from the date of publication  in the Official  Gazette of the decrees that accredit the respective licenses).

     (O)  INVESTMENTS IN RELATED COMPANIES:
          These  investments are shown at their equity value,  recognizing their income on an accrual  basis.  For  investments  abroad  the  valuation methodology  applied is that  defined in  Technical  Bulletin  No. 64.
          These  investments  are  controlled  in  dollars,  since  they  are in countries  deemed  to be  unstable  and  their  activities  are not an extension of the operations of the Parent Company.

     (P)  GOODWILL AND NEGATIVE GOODWILL:
          Corresponds to the debit differences that originate when adjusting the cost of the  investments,  at the time of  adopting  the Equity  Value method or when making a new purchase.  Goodwill and negative  goodwill amortization periods have been determined  considering aspects such as the nature  and  characteristics  of the  business  and the  estimated period of  return of the  investment.  Goodwill  originating  from the acquisition  of  investments  abroad are  controlled  in United States dollars (same  currency in which the  investment is controlled) as per
          Technical Bulletin No. 64 of the Chilean Accountants Association. (See
          Note 11).

          Goodwill impairment has been assessed as required in Circular No. 151, of the  Superintendency  of  Securities  and  Insurance  and Technical
          Bulletin No. 72, issued by the Chilean Association of Accountants.

     (Q)  TRANSACTIONS WITH RESALE AGREEMENTS:

          Purchases of financial instruments with resale agreements are recorded as fixed  rate  securities  and are  classified  under  Other  Current
          Assets.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2.   SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

     (R)  OBLIGATIONS WITH THE PUBLIC:

          Obligations for bond issuance:  Are presented under liabilities at the par value of the bonds subscribed.  The difference between the par and placement  value  determined  on the  basis  of real  interest  in the transaction, is deferred and amortized over the term of the respective bond (see Note 16).

          Costs directly related to placement of these  obligations are deferred and  amortized  using the  straight-line  method  over the term of the respective liability.

     (S)  INCOME TAX AND DEFERRED INCOME TAX:

          Income tax is recorded  on the basis of taxable net income  determined for tax  purposes.  Recognition  of  deferred  taxes on all  temporary differences,  tax losses  implying a tax gain,  and other  events that create differences between the tax and accounting base, is carried out in the manner  established in Technical  Bulletins Nos. 60, 68, 69 and
          73 issued by the Chilean Accountants Association and as established by the Chilean  Superintendency  of Securities  and Insurance in Circular
          No. 1,466 dated January 27, 2000.

          On September 28, 2001 Law No.  19,753 was  published,  increasing  the income  tax  rate to 16% in  2002,  16.5%  in 2003 and 17% in 2004 and thereon. As of March 31 of each year accumulated balances of temporary differences  include the increase in the income tax rate.  Recognition of  deferred  taxes  for  the  increase  in  income  tax  rates  is as established  in  Technical  Bulletin  No.  71  issued  by the  Chilean
          Accountants Association. (See Note 7).

     (T)  STAFF SEVERANCE INDEMNITIES:

          The  obligation  of the Company  for staff  severance  indemnities  is provided applying the current value of the accrued cost of the benefit method,  with an  annual  discount  rate of 7%,  considering  a future permanence up to the retirement date of each employee. (See Note 18).

          Costs for past  services of the  employees  produced by changes in the actuarial  bases,  are deferred and amortized over average  periods of future permanence of employees.

     (U)  OPERATING REVENUES:

          The  Company's   revenues  are  recognized  on  an  accrual  basis  in
          accordance  with Generally  Accepted  Accounting  Principles in Chile.
          Since  billing is carried  out on dates other than  accounting  cutoff dates,  as of the date of  preparation of these  financial  statements provisions have been  established for services  rendered that have not been  invoiced,  which  are  determined  on the  basis  of  contracts, traffic, current prices and conditions for the period. The amounts for this concept are recorded under Trade Accounts Receivable.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2.   SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

     (V)  FOREIGN CURRENCY FUTURE CONTRACTS:

          The  Company  has signed  future  foreign  currency  contracts,  which represent a hedge  against the variation in the exchange rate of their current obligations in foreign currency.

          These instruments are valued in accordance with Technical Bulletin No.
          57 of the Chilean Accountants Association.

          The  rights  and  obligations   acquired  are  detailed  in  Note  26,
          reflecting  in the balance  sheet only the net right or  obligation at period end,  classified  according  to the  maturity of each  contract under Other Current  Assets or Other  Creditors,  as  applicable.  The insurance  premium  implicit in the contract is deferred and amortized using the straight-line method over the term of the same.

     (W)  INTEREST RATE COVERAGE:

          Interest  on loans  covered  by  interest  rate  swaps,  are  recorded recognizing  the  effect  of  those  contracts  on the  interest  rate established in those loans.  The rights and  obligations  acquired for this concept are shown under Other  Creditors  or under Other  Current
          Assets, as applicable (See Note26).

     (X)  COMPUTER SOFTWARE:

          The cost of  acquiring  software is deferred and  amortized  using the straight-line method over a maximum period of four years.

     (Y)  RESEARCH AND DEVELOPMENT EXPENSES:

          Research and development  expenses are charged to income in the period in which they are incurred.  Those expenses have not been  significant in the last few years.

     (Z)  ACCUMULATED ADJUSTMENT FOR CONVERSION DIFFERENCES:

          The Company  recognizes in this equity reserve  account the difference between the  variation  of the exchange  rate and the  Consumer  Price
          Index (C.P.I.) originated when restating its investments abroad, which are controlled in United States dollars; it also includes  adjustments for  conversion  differences  arising  from  subsidiaries  and related companies that have recognized it for their  investments  abroad.  The balance of this  account is credited  (charged)  to income in the same period in which the gain or loss over total or partial  disposition of these investments is recognized.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

2.   SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

     (AA) STATEMENT OF CASH FLOWS:

          For the purposes of preparing the Statement of Cash Flows according to
          Technical Bulletin No. 50 of the Chilean  Accountants  Association and
          Circular No. 1,312 of the Chilean  Superintendency  of Securities  and
          Insurance, the Company considers mutual funds, resale agreements,  and time deposits maturing in less than 90 days as cash equivalents.

          Cash flows related to the Company's line of business and all those not defined as from investment or financing  activities are included under
          "Cash Flows from Operating Activities".

     (AB) CORRESPONDENTS:

          The Company has current agreements with foreign correspondents,  which set the conditions that regulate  international  traffic,  charging or paying the same according to net traffic exchange  (imbalance) and the rates set in each agreement.

          This exchange is recorded on an accrual basis,  recognizing  the costs and income for the period in which these are  produced,  recording the net balances receivable and payable of each correspondent under "Trade
          Accounts Receivable" or "Accounts Payable" as applicable.

     3.   ACCOUNTING CHANGES:

          Accounting  principles  have  been  consistently  applied  during  the periods covered by these financial statements.

     I)   CHANGE OF REPORTING ENTITY:

          On September 2, 2003, the sale of the subsidiary Compania de Telefonos
          Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 loss on the book value of that investment.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

4.   MARKETABLE SECURITIES:

The balance of marketable securities is as follows:

                                                                                2004                 2003
                                                                               THCH$                 THCH$
----------------------------------------                                --------------------- --------------------

Shares  (a)                                                                    468,082           10,927,095
Publicly offered promissory notes                                           46,982,187           80,951,116
Mutual fund units                                                              180,550              269,889
Others                                                                           -                   10,370
----------------------------------------                                --------------------- --------------------
TOTAL MARKETABLE SECURITIES                                                 47,630,819           92,158,470
----------------------------------------                                --------------------- --------------------

SHARES

                                                               MARKET QUOTE
TAXPAYER NO.        COMPANY         NUMBER OF     INTEREST      PER SHARE      MARKET VALUE       RESTATED COST
                      NAME            SHARES         %            THCH$            THCH$              THCH$
-------------- ------------------- ----------- ------------- --------------- ---------------- --------------------

   Foreign     New Skies Satellites    5,198         0.057%          7.96           41,401          250,839
   Foreign     INTELSAT               96,022         0.057%          -              -               426,681
---------------------------------------------------------------------------- ---------------- --------------------
                                           VALUE OF INVESTMENT PORTFOLIOS           41,401          677,520
                                     ADJUSTMENT TO MARKET VALUE PROVISION           -             (209,438)
                                       BOOK VALUE OF INVESTMENT PORTFOLIO           -               468,082
---------------------------------------------------------------------------- ---------------- --------------------

a)   The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares the Company had in Terra Networks S.A.,  through the public offering launched by Telefonica S.A. The price of the public offering was 5.25 Euros per  share  which  at the  exchange  rate on the  date  that  the  sale was completed, resulted in a total sale price of ThCh$12,580,194.

PUBLICLY OFFERED PROMISSORY NOTES (FIXED INCOME)

                                    DATE              PAR           BOOK VALUE       MARKET VALUE    PROVISION
       INSTRUMENT                                    VALUE                              THCH$
                                                     THCH$                                             THCH$
-------------------------- ----------------------- ----------- --------------------- -------------   ---------
                             PURCHASE    MATURITY                 AMOUNT     RATE
                                                                  THCH$
-------------------------- ----------- ----------- ----------- ----------- --------- ------------- ---------------

       Zero-040701           Dec-2002    Jul-2004   5,523,034   6,361,066    5.40       6,361,066        -
       Zero-051201           Dec-2002    Dec-2005  12,326,604  14,373,635    5.85      14,373,635        -
       Zero-051101           Dec-2002    Nov-2005   1,569,259   1,828,749    5.85       1,828,749        -
       Zero-051001           Dec-2002    Oct-2005   3,289,074   3,763,306    5.07       3,763,306        -
                     SUB-TOTAL                     22,707,971  26,326,756              26,326,756
       PRD-03C0701           Mar-2004    Jul-2004   6,718,869   6,913,817    6.00       6,913,817        -
       BCD-0500904           Sep-2003    Sep-2004  13,561,020  13,741,614    5.00      13,741,614        -
-------------------------------------------------- ----------- ----------- --------- ------------- ---------------
                       TOTAL                       42,987,860  46,982,187     -        46,982,187        -
-------------------------------------------------- ----------- ----------- --------- ------------- ---------------

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

5)   CURRENT AND LONG-TERM RECEIVABLES:

     The  detail of current and long-term receivables is as follows:

                                                                               CURRENT
                               -----------------------------------------------------------------
         DESCRIPTION                  UP TO 90 DAYS          OVER 90 UP TO 1 YEAR     SUBTOTAL

                                   2004          2003          2004        2003         2004
                                  THCH$         THCH$         THCH$        THCH$       THCH$
------------------------------------------------------------------------------------------------

TRADE ACCOUNTS RECEIVABLE       284,904,938    288,623,938   10,098,956   9,016,595  295,003,894
    Standard telephony service  168,490,580    170,144,990    8,001,765   7,730,819  176,492,345
    Long distance                41,555,798     49,496,782      -            -        41,555,798
    Mobile                       48,722,914     43,072,932      -            -        48,722,914
    Communications companies     21,861,236     22,591,593    2,032,252   1,285,776   23,893,488
    Others                        4,274,410      3,317,641       64,939      -         4,339,349
ALLOWANCE FOR DOUBTFUL         (86,222,232)   (85,227,975)  (4,017,251) (3,865,410) (90,239,483)
   ACCOUNTS
NOTES RECEIVABLE                 15,032,913     12,867,770      638,673     352,480   15,671,586
Allowance for doubtful notes    (8,847,369)    (6,932,908)      -            -       (8,847,369)
MISCELLANEOUS ACCOUNTS            4,421,335     13,504,407    5,236,936   5,932,837    9,658,271
   RECEIVABLE
Allowance for doubtful              -             -             -            -           -
   accounts
------------------------------------------------------------------------------------------------

                                                                              LONG-TERM

         DESCRIPTION                     TOTAL CURRENT (NET)
                                                                       ------------------------
                                       2004               2003            2004        2003
                                   THCH$      %       THCH$       %       THCH$       THCH$
-----------------------------------------------------------------------------------------------

TRADE ACCOUNTS RECEIVABLE       204,764,411  100,0  208,547,148  100,0   4,631,571   5,805,801
    Standard telephony service  107,481,143  52,49  110,825,091  53,14   4,631,571   5,805,801
    Long distance                37,349,255  18,24   45,612,758  21,87      -           -
    Mobile                       36,270,930  17,71   28,031,145  13,44      -           -
    Communications companies     19,471,166   9,51   20,924,410  10,03      -           -
    Others                        4,191,917   2,05    3,153,744   1,51      -           -
ALLOWANCE FOR DOUBTFUL               -                  -                   -           -
   ACCOUNTS
NOTES RECEIVABLE                  6,824,217           6,287,342             -           -
Allowance for doubtful notes         -                  -                   -           -
MISCELLANEOUS ACCOUNTS            9,658,271          19,437,244         26,785,080  30,624,315
   RECEIVABLE
Allowance for doubtful               -                  -                   -           -
   accounts
-----------------------------------------------------------------------------------------------
                                     TOTAL LONG-TERM RECEIVABLES        31,416,651  36,430,116
                                   ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

6.   BALANCES AND TRANSACTIONS WITH RELATED ENTITIES:
     A)   NOTES AND ACCOUNTS RECEIVABLE:

   TAXPAYER NO.                         COMPANY                               SHORT-TERM                  LONG-TERM
----------------------------------------------------------------------------------------------------------------------------
                                                                          2004          2003         2004         2003
                                                                         THCH$          THCH$        THCH$        THCH$
----------------------------------------------------------------------------------------------------------------------------

   96.834.230-4    Terra Networks Chile S.A.                             1,195,382      1,133,720     -            -
     Foreign       Terra Networks Espana S.A.                                 -             6,162     -            -
   96.895.220-k    Atento Chile S.A.                                       196,957        213,458     -            -
   78.868.230-1    Atento Educacion Ltda.                                     -                21     -            -
   83.628.100-4    Sonda S.A.                                                 -         2,093,038     -            -
   96.910.730-9    Emergia Chile S.A.                                      257,810        953,556     -            -
   93.541.000-2    Impresora Comercial y Publiguias                      3,047,021      2,989,887     -            -
   96.527.390-5    Telefonica Internacional Chile S.A.                       6,647           -        -            -
     Foreign       Telefonica Espana                                          -         1,134,146     -            -
   96.545.480-2    CTC Marketing e Inform S.A. (Nexcom S.A.)               294,426        357,613     -            -
     Foreign       Telefonica procesos Tec. de informacion              10,104,151     11,991,086     -            -
     Foreign       Telefonica Internacional de Espana                    3,093,019           -
     Foreign       Telefonica Data Espana                                  471,064        180,836     -            -
     Foreign       Telefonica Data EEUU                                    621,881           -        -            -
   59.083.900-0    Telefonica Ingenieria Seguridad                           6,021          6,895     -            -
   96.942.730-3    Telefonica Mobile Solutions Chile S.A.                   48,979          5,835     -            -
     Foreign       Telefonica Whole Sale International Services            501,932           -        -            -
     Foreign       Telefonica Argentina                                       -         1,366,628     -            -
     Foreign       Telefonica Sao Paulo                                       -           124,332     -            -
   82.049.000-2    Coasin Chile S.A.                                        74,000           -        -            -
                                                                        ----------     ----------   ----          ----
                                                           TOTAL        19,919,290     22,557,213     -            -
----------------------------------------------------------------------------------------------------------------------------

There have been  charges and credits  recorded  in current  accounts  with these companies for invoicing of sale of materials, equipment and services.

     B)   NOTES AND ACCOUNTS PAYABLE::

       RUT                              COMPANY                               SHORT-TERM                  LONG-TERM
                                                                     -------------------------------------------------------
                                                                          2004          2003         2004         2003
                                                                         THCH$          THCH$        THCH$        THCH$
                                                                     -----------       ---------  ----------    ------------

   96.942.730-3    Telefonica Mobile Solutions Chile S.A.              1,934,293         538,672      -            -
   96.527.390-5    Telefonica Internacional Chile S.A.                   131,202         392,716                 24,828,074
                                                                                                  21,378,352
   93.541.000-2    Impresora Comercial y Publiguias                      551,411         722,677      -            -
   96.834.230-4    Terra Networks Chile S.A.                           4,592,298       2,183,382      -            -
   96.910.730-9    Emergia Chile S.A.                                    403,263          60,262      -            -
   82.049.000-2    Coasin Chile S.A.                                       4,643             -        -            -
     Foreign       Telefonica procesos Tec. de informacion             7,076,254             -        -            -
   59.083.900-0    Telefonica Ingenieria Seguridad                         6,132          15,812      -            -
     Foreign       Telefonica Whole Sale International Services          446,522             -        -            -
   78.868.200-k    Atento Recursos Ltda.                                  20,398          27,198      -            -
   96.895.220-k    Atento Chile S.A.                                                   3,973,579      -            -
                                                                       4,377,802
     Foreign       Telefonica Data Espana                                    -           241,665      -            -
     Foreign       Telefonica Espana                                     230,135             -        -            -
     Foreign       Emergia Uruguay                                     1,970,843             -        -            -
     Foreign       Telefonica Peru                                        96,300             -        -            -
     Foreign       Telefonica LD Puerto                                    6,269             -        -            -
     Foreign       Telsa gest Guatemala                                    4,368          97,520      -            -
     Foreign       Telefonica El Salvador                                312,323         289,070      -            -
   83.628.100-4    Sonda S.A.                                                -           885,588      -            -

                                                           TOTAL      22,164,456       9,428,141  21,378,352     24,828,074
                                                          --------   -----------      ----------  ----------     -----------

As per Article No. 89d of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market. The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefonica CTC Chile has signed with
Telefonica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

6.   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES, continued:

          C)   TRANSACTIONS:

                                                                 Nature           Description
                                                                   of                 of

Company                                           Tax No.     Relationship       transaction

------------------------------------             -----------------------    -------------------

Telefonica Internacional  Chile S.A.             96.527.390-5 Parent Co.    Purchases
                                                                            Financial Expenses
-------------------------------------            -----------------------    -------------------
Impresora y Comercial Publiguias S.A.            93.541.000-2 Associate     Sales
                                                                            Purchases
-----------------------------------------------------------------------------------------------------
Terra Networks Chile S.A.                        96.834.230-4 Associate     Sales
                                                                            Purchases
------------------------------------------------------------------------------------------------------
Atento Chile S.A                                 96.895.220-k Associate     Sales
                                                                            Purchases
                                                                            Other Non-operating Income
-------------------------------------------------------------------------------------------------------
Emergia Chile S.A.                               96.910.730-9 Associate     Purchases
                                                                            Other Non-operating Income
-------------------------------------------------------------------------------------------------------
Telefonica Wholesale International Services      Foreign      Associate     Sales
                                                                            Purchases
------------------------------------------------------------------------------------------------------

                                                  2004                              2003
                                                 ThCh$                             ThCh$
                                                -----------------------------------------------------------
Company                                                          Effect on                      Effect on
                                                 Amount           income           Amount         income
------------------------------------           ------------------------------------------------------------

Telefonica Internacional  Chile S.A.              120,447          120,447          175,978        175,978
                                                  131,135          131,135          262,902        262,902
-------------------------------------          ----------        ----------       ----------    -----------
Impresora y Comercial Publiguias S.A.           1,156,472        1,156,472          958,665        958,665
                                                2,283,719        2,283,719        1,306,029      1,306,029
---------------------------------------------------------        ----------       ----------    -----------
Terra Networks Chile S.A.                         940,908          940,908          107,863        107,863
                                                   55,785           55,785        1,157,722      1,157,722
---------------------------------------------------------        ----------       ----------    -----------
Atento Chile S.A                                  208,079          208,079          200,743        200,743
                                                2,978,675        2,978,675        3,091,583      3,091,583
                                                    4,167            4,167            4,186          4,186
---------------------------------------------------------        ----------       ----------    -----------
Emergia Chile S.A.                                 18,981           18,981          470,250        470,250
                                                    -                 -              12,403         12,403
---------------------------------------------------------        ----------       ----------    -----------
Telefonica Wholesale International Services        50,666           50,666             -              -
                                                  358,633          358,633             -              -
---------------------------------------------------------        ----------       ----------    -----------

The conditions of the mandate and mercantile current account are short and long-term, respectively, in the case of Telefonica Internacional Chile S.A.. It is denominated in US dollars, accruing interest at a variable rate which adjusts to market conditions (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the transaction that produces them.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

7.   INCOME TAX AND DEFERRED TAXES:

     A)   GENERAL INFORMATION:

          As of March 31, 2004, the Parent Company recorded a first category income tax provision, as it has a positive taxable base of ThCh$
          21,389,522 and in 2003 it had no provision since it had accumulated tax losses of approximately ThCh$ 56,000,000. Additionally, as of
          March 31, 2004 and 2003 the first category income tax provision includes that arising from subsidiaries with taxable net income of
          ThCh$ 13,772,531 and ThCh$ 12,504,491, respectively.

          As of March 31, 2004 subsidiaries with a positive balance in Taxed
          Retained Earnings and their associated credits, are detailed in the following table:

                                                                 TAXED
                                       TAXED         TAXED      RETAINED      TAXED        TAXED
                                      RETAINED     RETAINED     EARNINGS     RETAINED     RETAINED     AMOUNT
          SUBSIDIARIES                EARNINGS     EARNINGS     W/16.5%      EARNINGS     EARNINGS       OF
                                    W/15% CREDIT W/16% CREDIT    CREDIT    W/17% CREDIT  W/O CREDIT    CREDIT
                                       THCH$         THCH$       THCH$        THCH$        THCH$        THCH$
----------------------------------------------------------------------------------------------------------------
CTC Equipos y Servicios

         de Telecomunicaciones S.A.          18    2,796,101  12,300,775     3,317,124   3,120,333    3,642,697
CTC   Transmisiones   Regionales         -        15,353,061   3,679,679     5,196,360   2,237,021    4,715,830
S.A.
Globus 120 S.A.                       2,092,814      792,904     600,603       198,575     311,093      679,703
Telefonica  Empresas  CTC  Chile        605,733    7,073,080   4,263,522     2,727,163   1,406,729    2,855,215
S.A.

                           TOTAL      2,698,565   26,015,146  20,844,579    11,439,222   7,075,176   11,893,445
                          -------     ---------   ----------  ----------    ----------   ---------   -----------

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

7.   INCOME TAX AND DEFERRED INCOME TAXES, continued:

   B) DEFERRED TAXES:

   As of March 31, 2004 and 2003, temporary differences resulted in net deferred tax liabilities amounting to ThCh$30,571,491 and ThCh$17,520,053, respectively and the breakdown is as follows:

DESCRIPTION                                                                        2004
                                                         ---------------------------------------------------------
                                                            DEFERRED TAX ASSETS       DEFERRED TAX LIABILITIES
                                                         ---------------------------------------------------------
                                                         SHORT-TERM      LONG-TERM    SHORT-TERM    LONG-TERM
-----------------------------------------------------------------------  ------------------------------------------
TEMPORARY DIFFERENCES

Allowance for doubtful accounts                             15,371,372        -             -              -
Vacation provision                                             336,599        -             -              -
Tax benefits for tax losses                                    -           20,008,448       -              -
Staff severance indemnities                                    -                2,418       -            6,695,564
Leased assets and liabilities                                   69,268        533,505       -              117,540
Revalued property, plant and equipment                         -              -             -              -
Property, plant and equipment                                   79,571      4,744,050       -          190,468,833
Difference in amount of capitalized staff severance            -              846,258       -              -
Software                                                       -              -             -            4,305,924
Deferred charge on sale of assets                              -              -             -            1,693,551
Investment in Terra Networks S.A.                              -              -             -              -
Collective negotiation bonus                                    50,042        -             -              220,305
Other events                                                 1,598,185        347,189        23,712      1,749,145

-----------------------------------------------------------------------  ------------------------------------------
SUB-TOTAL                                                   17,505,037     26,481,868        23,712    205,250,862
-----------------------------------------------------------------------  ------------------------------------------
Complementary accounts net of accumulated amortization         -          (9,388,404)       -        (140,104,582)
-----------------------------------------------------------------------  ------------------------------------------
SUB-TOTAL                                                   17,505,037     17,093,464        23,712     65,146,280
-----------------------------------------------------------------------  ------------------------------------------
Tax reclassification                                          (23,712)   (17,093,464)      (23,712)   (17,093,464)
-----------------------------------------------------------------------  ------------------------------------------
TOTAL                                                       17,481,325        -             -           48,052,816
-----------------------------------------------------------------------  ------------------------------------------

DESCRIPTION                                                                         2003
                                                         ----------------------------------------------------------
                                                              DEFERRED TAX ASSETS       DEFERRED TAX LIABILITIES
                                                         ----------------------------------------------------------
                                                          SHORT-TERM    LONG-TERM     SHORT-TERM   LONG-TERM
-------------------------------------------------------------------------------------------------------------------
TEMPORARY DIFFERENCES

Allowance for doubtful accounts                              18,452,041       -            -              -
Vacation provision                                              406,301       -            -              -
Tax benefits for tax losses                                     606,345    30,201,366      -              -
Staff severance indemnities                                     -           1,004,565      -           6,298,135
Leased assets and liabilities                                   -              77,288      -             137,599
Revalued property, plant and equipment                          -           3,538,325      -              -
Property, plant and equipment                                    44,242       -            -         204,917,414
Difference in amount of capitalized staff severance             -             -            -              -
Software                                                        -             -            -           5,603,501
Deferred charge on sale of assets                               -             -            -           3,024,340
Investment in Terra Networks S.A.                             3,194,171       -            -              -
Collective negotiation bonus                                    -             -            -              -
Other events                                                  1,826,345     2,411,187       18,357     2,006,147
                                                         ----------------------------------------------------------
SUB-TOTAL                                                    24,529,445    37,232,731       18,357   221,987,136
-------------------------------------------------------------------------------------------------------------------
Complementary accounts net of accumulated amortization        (255,339)  (12,252,041)      -       (155,230,644)
-------------------------------------------------------------------------------------------------------------------
SUB-TOTAL                                                    24,274,106    24,980,690       18,357    66,756,492
-------------------------------------------------------------------------------------------------------------------
Tax reclassification                                           (18,357)  (24,980,690)     (18,357)  (24,980,690)
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                        24,255,749       -            -          41,775,802
-------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

7. INCOME TAX AND DEFERRED INCOME TAXES, continued:

   C) INCOME TAX BREAKDOWN:

      The current tax expense shown in the following table arises from the determination of taxable income, net of credits for donations, training expenses and other credits.

   DESCRIPTION                                                                       2004             2003
                                                                                    THCH$            THCH$
-----------------------------------------------------------------------------------------------------------------

Tax expense before tax benefits (income tax)                                     (6,666,543)      (2,063,241)
Current tax expense (Flat Article No.  21 - 35%)                                     (8,241)         (17,197)
-----------------------------------------------------------------------------------------------------------------
                                                   INCOME TAX SUBTOTAL           (6,674,784)      (2,080,438)
-----------------------------------------------------------------------------------------------------------------
- Effect of deferred tax assets or liabilities for the period                      2,495,271      (4,998,175)
- Tax benefit for tax losses                                                         688,994
- Effect of amortization of deferred tax assets and liabilities complementary
accounts                                                                         (2,930,684)      (2,094,077)
-----------------------------------------------------------------------------------------------------------------
                                                 DEFERRED TAX SUBTOTAL               253,581      (7,092,252)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                              TOTAL INCOME TAX EXPENSE           (6,421,203)      (9,172,690)
-----------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

8.   OTHER CURRENT ASSETS:

     The  detail of other current assets is as follows:
                                                                                       2004                 2003
                                                                                      THCH$                THCH$
------------------------------------------------------------------------------- -------------------- --------------------

Fixed income securities purchased with resale agreement                               29,478,312                 -
Collective negotiation bonus to be amortized (a)                                       2,968,438            1,131,089
Adjustment to market value for cellular equipment to be commercialized (c)             3,967,135            1,892,024
Exchange insurance premiums to be amortized                                              973,090            1,410,113
Telephone directories for connection program                                           1,928,615            4,851,777
Higher bond discount rate to be amortized  (note 24)                                     548,907              683,296
Disbursements for placement of bonds to be amortized  (note 24)                          859,653            1,769,411
Disbursements for foreign financing proceeds to be amortized (b)                         601,071              491,515
Exchange difference insurance debtors (net of partial liquidations)                   28,868,744           19,627,325
Deferred  charges for  modification of staff severance  indemnities  discount
rate (net)                                                                                 -                  380,041
Others                                                                                 3,851,193              958,150
------------------------------------------------------------------------------- -------------------- --------------------
                                    TOTAL                                             74,045,158           33,194,741
------------------------------------------------------------------------------- -------------------- --------------------

     (a) During June 2002, the Company signed a 2-year collective agreement with some of its employees (3 years for employees of Telefonica Movil) granting them among other benefits, a special negotiation bonus. That bonus was paid between June and July 2002 (for employees of Telefonica Movil a second installment will be paid in May 2004 in the amount of ThCh$440,000
     (historical)). The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective collective contracts.

     Between November and December 2003, the Company negotiated a 32-month and
     36-month collective agreement with another part of its employees, granting them, among other benefits, a negotiation bonus. That bonus was paid in
     November and December 2003. The total benefit of ThCh$3,425,245
     (historical), was deferred using the straight-line method over the term of the collective agreement.

     The long-term portion is shown under "Other Long-term" (Note 13).

     (b) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

     (c) Corresponds to marked-to-market cellular equipment kept in stock at period closing date, which is charged to income based on the negotiation modality, contract or pre-payment, corresponding to the equipment, with the exception of commodates and rented equipment.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

9.  PROPERTY, PLANT AND EQUIPMENT:

The detail of property, plant and equipment is as follows:

                DESCRIPTION                                  2004                               2003
                                              -----------------------------------------------------------------------
                                                ACCUMULATED      GROSS PROP.,      ACCUMULATED      GROSS PROP.,
                                               DEPRECIATION        PLANT AND       DEPRECIATION       PLANT AND
                                                   THCH$           EQUIPMENT          THCH$           EQUIPMENT
                                                                     THCH$                              THCH$
---------------------------------------------------------------------------------------------------------------------

LAND                                                    -           27,517,671              -          27,487,880
CONSTRUCTION AND INFRASTRUCTURE WORKS              74,308,011      184,776,167        71,618,669      184,215,050
MACHINERY AND EQUIPMENT                         2,005,813,385    3,456,300,581     1,809,361,208    3,335,099,028
Central office telephone equipment              1,042,942,053    1,640,520,466       907,707,796    1,556,303,388
External plant                                    668,649,703    1,387,217,767       630,937,614    1,369,471,331
Subscribers' equipment                            261,078,340      392,917,275       238,498,009      373,655,342
General equipment                                  33,143,289       35,655,073        32,217,789       35,668,967

OTHER PROPERTY, PLANT AND EQUIPMENT               160,833,725      345,714,585       151,871,408      403,673,301

Office furniture and equipment                     90,703,918      126,452,222        77,203,206      128,015,816
Projects,   work  in   progress   and  their            -           98,178,996              -         142,233,946
materials
Leased assets          (1)                          4,374,768       10,632,254         4,459,352       11,328,159
Property,  plant and  equipment  temporarily       12,195,859       23,826,984         8,080,272       16,397,823
out of service
Software                                           47,470,189       78,126,289        57,530,327       97,635,074
Others                                              6,088,991        8,497,840         4,598,251        8,062,483

TECHNICAL REVALUATION-CIRCULAR 550                 10,344,783        9,178,918        10,366,418        9,175,583
---------------------------------------------------------------------------------------------------------------------
                                       TOTAL    2,251,299,904    4,023,487,922     2,043,217,703    3,959,650,842
---------------------------------------------------------------------------------------------------------------------

(1)  As of March 2004 this account is mainly composed of: ThCh$5,478,227 gross value for acquisition of administrative offices with accumulated depreciation of ThCh$662,496 with 15-year contract conditions since 1996,
     ThCh$3,222,707 gross value of electronic and computer equipment with accumulated depreciation of ThCh$3,121,392 with 12-year contract conditions since 1994, in addition to ThCh$977,420 gross value of long-distance transmission equipment with accumulated depreciation of ThCh$226,028 under
     18-year contract conditions since 1996.

The balance of gross property, plant and equipment includes capitalized interest until December 2002 and its current balance amounts to ThCh$ 211,052,471.
Accumulated depreciation of this interest amounts to ThCh$101,847,799 and
ThCh$82,274,696 in 2004 and 2003, respectively.

A depreciation charge for the period amounting to ThCh$63,744,925 and
ThCh$264,899,138 for 2004 and 2003, respectively was recorded as operating cost, and a depreciation charge of ThCh$1,254,521 for 2004 and ThCh$136,548 for 2003 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service, composed mainly of the La Serena
Cable TV network not transferred in the sale of subsidiary Multimedia to
Cordillera Comunicaciones, amounted to ThCh$903,834 and ThCh$693,023 in 2004 and
2003, which is classified under "Other Non-operating Expenses".

The detail by caption of the technical revaluation is as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                                  GROSS PROPERTY,   GROSS PROPERTY,
                                                                                     PLANT AND         PLANT AND
                                                   NET            ACCUMULATED        EQUIPMENT         EQUIPMENT
                                                 BALANCE         DEPRECIATION           2004              2003
               DESCRIPTION                        THCH$              THCH$             THCH$             THCH$
----------------------------------------------------------------------------------------------------------------------

Land                                            (474,986)            -               (474,986)         (464,468)
Construction and infrastructure works
                                                (955,129)        (3,599,093)       (4,554,222)       (4,540,464)
Machinery and equipment                           264,251         13,943,876        14,208,126        14,180,515
----------------------------------------------------------------------------------------------------------------------
                                   TOTAL      (1,165,864)         10,344,783         9,178,918         9,175,583
----------------------------------------------------------------------------------------------------------------------

Depreciation of the technical reappraisal surplus for the period amounts to
ThCh$(12,799) in 2004 and ThCh$(11,298) in 2003. Gross property, plant and equipment includes assets that have been totally depreciated in the amount of
ThCh$814,454,392 in 2004 and ThCh$578,736,264 in 2003, which include
ThCh$11,862,750 and ThCh$11,875,736, respectively, from the reappraisals mentioned in Circular No. 550.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

       (Translation of financial statements originally issued in Spanish)

10.    INVESTMENTS IN RELATED COMPANIES:

       The breakdown of investments in related companies is as follows:

                                                                                             CURRENCY
                                                                         COUNTRY OF       CONTROLLING THE        NO. OF
     TAXP. NO.                            COMPANY                          ORIGIN           INVESTMENT           SHARES
-----------------------------------------------------------------------------------------------------------------------------

      Foreign        TBS Celular participacion S.A. (1)                    Brasil             Dollar              48,950,000
    93.541.000-2     Impresora y Comercial Publiguias S.A. (3)              Chile              Pesos                  45,648
    96.922.950-1     Empresa de Tarjetas Inteligentes S.A. (1)              Chile              Pesos                 271,615
    96.895.220-K     Atento Chile S.A.  (1)                                 Chile              Pesos               3,209,374
    96.725.400-2     Sonda S.A. (2)                                         Chile              Pesos                -
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                         PERCENTAGE               SHAREHOLDERS' EQUITY
                                          HOLDING                 OF THE INVESTEE                       INCOME FOR THE PERIOD
------------------------------------------------------------------------------------------------------------------------------------
COMPANY                                      2004         2003           2004             2003            2004           2003
------------------------------------------------------------------------------------------------------------------------------------

                                               %            %            ThCh$            ThCh$           ThCh$          ThCh$

TBS Celular participacion S.A. (1)          2.61          2.61          169,635,984      196,995,640         64,086        113,596
Impresora y Comercial Publiguias S.A. (3)   9.00          9.00           30,301,900       21,333,350       (256,525)      (288,842)
Empresa de Tarjetas Inteligentes S.A. (1)  20.00         20.00              368,685          525,849        (57,606)       (59,317)
Atento Chile S.A.  (1)                     28.84         28.84           10,188,117        9,201,193        195,968         53,793
Sonda S.A. (2)                                 -         35.00            -               92,713,689       -               491,377
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------- -----------------------------------------------------------
                                                                                                                UNEARNED
                                              ACCRUED INCOME                            EQUITY VALUE             INCOME
--------------------------------------------------------------------- -----------------------------------------------------------
COMPANY                                     2004          2003             2004            2003           2004           2003
--------------------------------------------------------------------- -----------------------------------------------------------
                                           ThCh$          ThCh$           ThCh$            ThCh$          ThCh$         ThCh$

TBS Celular participacion S.A. (1)           1,673         2,966         4,427,499       5,141,586          -             -
Impresora y Comercial Publiguias S.A. (3)  (23,087)      (25,996)        2,727,171       1,920,001          -             -
Empresa de Tarjetas Inteligentes S.A. (1)  (11,521)      (11,864)           73,737         105,169          -             -
Atento Chile S.A.  (1)                      56,517        15,514         2,938,253       2,653,624          -             -
Sonda S.A. (2)                              -            171,982         -              32,449,791          -             -
--------------------------------------------------------------------- -----------------------------------------------------------
                                          Total                         10,166,660      42,270,171
                                        ==============              ---------------------------------

---------------------------------------------------------------------------
                                                    INVESTMENT
                                                    BOOK VALUE
---------------------------------------------------------------------------
COMPANY                                        2004             2003
---------------------------------------------------------------------------

                                              ThCh$            ThCh$

TBS Celular participacion S.A. (1)              4,427,499        5,141,586
Impresora y Comercial Publiguias S.A. (3)       2,727,171        1,920,001
Empresa de Tarjetas Inteligentes S.A. (1)          73,737          105,169
Atento Chile S.A.  (1)                          2,938,253        2,653,624
Sonda S.A. (2)                                  -               32,449,791
---------------------------------------------------------------------------
        Total                                  10,166,660       42,270,171
        =====                             --------------------------------

(1) Recognition of income for this company is that accrued for February 2004 and
2003.

(2) As indicated in Note 2d, as of September 2002 the Company no longer has a majority or controlling interest in Sonda S.A. It recognize 35% equity in the
Company until June 2003.

During September 2002, Telefonica Empresas sold and transferred 25% ownership in
Sonda S.A., to Inversiones Pacifico Limitada and Inversiones Santa Isabel
Limitada, companies linked to Mr. Andres Navarro. This operation meant disbursements on the part of the purchasing companies amounting to ThCh$
27,920,701 (historical), implying for Telefonica Empresas a net effect on income
(loss), amounting to ThCh$ 1,889,316, product of proportional extraordinary amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received.
Once this transaction was carried out, Telefonica Empresas had a 35% holding in that company.

Additionally, on September 26, Telefonica Empresas signed an agreement with
Inversiones Santa Isabel Limitada, which granted it an option to sell 35% of
Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. In case Telefonica Empresas does not exercise such option to sell, between July 26 and August 5, 2005, Inversiones Santa
Isabel Limitada has an option to purchase the same 35% of Sonda, under the same conditions as above.

Likewise, Inversiones Santa Isabel Limitada can exercise the option to purchase in advance between July 26 and 31, 2003, at the book value on June 30, 2003, plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July
26 and 31, 2004, at the book value of June 30, 2004, plus a bonus of UF 119,000 with a minimum price of UF 2,003,260.

On July 29, 2003, Telefonica Empresas became aware of the decision of
Inversiones Santa Isabel Limitada, to anticipate and exercise the purchase option for the remaining 35% of Sonda S.A. This transaction meant a disbursement on the part of the purchasing company of ThCh$ 33,388,363 (historical), implying an effect on income, before taxes amounting to ThCh$ 6,999,276, (ThCh$ 5,683,065 net of tax effect).

(3)  On March 23, 2004 the Company informed the Superintendency of Securities and Insurance, that the Board of Directors had approved the purchase offer of Telefonica Publicidad e Informacion S.A. of all its participation and that the contract would be signed within 30 days after March 23. Should this transaction materialize based on the referential exchange rate of the offer received from the Company it would have an effect on income (gain) of approximately ThCh $ 4,600 million net of taxes.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

11.  GOODWILL AND NEGATIVE GOODWILL:

     GOODWILL:

     The  detail of goodwill is as follows:

                                                                   2004                            2003
                                                          AMOUNT                          AMOUNT
                                                         AMORTIZED      BALANCE OF      AMORTIZED      BALANCE OF
                                                       IN THE PERIOD     GOODWILL     IN THE PERIOD     GOODWILL
TAXPAYER NO.              COMPANY              YEAR          THCH$         THCH$            THCH$           THCH$
------------  -----------------------------   ------   -------------    -----------   -------------  ----------------

Foreign       TBS Celular Holding              2001         43,580        2,635,875       43,101       2,811,153
96.887.420-9  Globus 120 S.A.                  1998        268,873       15,696,260      265,919      16,777,664
78.703.410-1  Tecnonautica S.A.                1999         35,592          963,714       35,194       1,106,673
96.786.140-5  Telefonica Movil S.A.            1997      2,446,641      134,592,128    2,419,755     144,432,463
96.834.320-3  Telefonica Internet Empresas     1999         21,980          595,151       21,739         683,553
              S.A. (b)
96.811.570-7  Telepeajes S.A.                  2001          9,655           29,074        9,522          67,707
83.628.100-4  Sonda S.A.  (a)                  1999        -                -            931,229      10,687,883
------------  -----------------------------   ------   -------------    -----------   -------------  ----------------
                           TOTAL                         2,826,321      154,512,202    3,726,459     176,567,096
              -----------------------------            -------------    -----------   -------------  ----------------

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

     (a)  Due to the sale of the 35% participation held in this company in July
          2003, the goodwill balance as of that date was amortized.

     (b)  On June 19, 2003, Infoera S.A. changed its name to Telefonica Internet
          Empresas S.A.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

12.  INTANGIBLES:

The detail of Intangibles is as follows:

                                                                                    2004            2003
                                                                                    THCH$          THCH$
------------------------------------------------------------------------------- --------------- --------------

Underwater cable rights (gross)                                                    28,247,336      20,888,046
  Accumulated amortization previous period                                        (3,287,389)     (2,357,022)
  Amortization for the period                                                       (310,277)       (205,408)
Licenses (Software) (gross)                                                         3,160,124       2,093,997
  Accumulated amortization previous period                                          (951,846)       (260,802)
  Amortization for the period                                                       (217,780)       (130,779)
Licenses for use of wireless (gross)                                                9,544,860       9,545,315
  Accumulated amortization previous period                                          (344,622)        (26,516)
  Amortization for the period                                                        (79,594)        (79,543)
------------------------------------------------------------------------------- --------------- --------------
                                                        TOTAL NET INTANGIBLES       35,760,812     29,467,288
------------------------------------------------------------------------------- --------------- --------------

13.  OTHERS (FROM OTHER ASSETS):

     The detail of Others is as follows:

                                                                                    2004            2003
                                                                                    THCH$          THCH$
------------------------------------------------------------------------------- --------------- --------------

Disbursements for obtaining external financing to be amortized (see note 8b)         1,108,594      1,666,404
Collective negotiation bonus to be amortized ( see note 8a)                          2,803,704        796,966
Bond issue expenses to be amortized ( see note 24)                                   1,893,336      3,782,714
Higher bond discount rate to be amortized ( see note 24)                             3,294,550      4,467,395
Telephone directories for connection programs                                         -               940,174
Deferred exchange insurance premiums to be amortized                                   100,123        309,453
Rental of telephone posts paid in advance                                             -             1,308,375
Guarantee deposits                                                                     132,788        301,283
Leased vehicles                                                                        217,093        308,249
Others                                                                                 372,312        443,930
----------------------------------------------------------------------------    --------------- --------------
                                                         TOTAL                       9,922,500     14,324,943
----------------------------------------------------------------------------    --------------- --------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

14   SHORT-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS:

     The breakdown of short-term obligations with banks and financial institutions is as follows:

                         Bank or financial institution                                            US$
                                                                            ----------------------------------------------
    Taxp. No.            SHORT-TERM                                                 2004                    2003
------------------       ------------------------------------------------   ---------------------   ----------------------
                                                                                   ThCh$                    ThCh$

97.030.000-7             BANCO ESTADO                                                          -
97.015.000-5             SANTANDER SANTIAGO                                                    -
                                                                            ---------------------   ----------------------
                                            Total                                              -                         -
                                                                            ---------------------   ----------------------
                         Outstanding principal                                                 -                         -
                                                                            =====================   ======================
                         Average annual interest rate                                          -                         -
                         ------------------------------------------------------------------------   -----------------------
                         SHORT-TERM PORTION OF LONG-TERM
                         ------------------------------------------------------------------------   -----------------------
97.008.000-7             BANCO CITIBANK                                                6,659,562               118,252,988
97.015.000-5             SANTANDER SANTIAGO                                                    -                         -
Foreign                  ABN AMRO BANK                                                   975,804                 1,523,540
Foreign                  BANCO BILBAO VIZCAYA ARGENTARIA                              77,711,065                18,354,339
79.561.240-8             CHASE MANHATTAN                                                       -                   369,565
                                                                            ---------------------   ----------------------
                                            Total                                     85,346,431               138,500,432
                                                                            ---------------------   ----------------------
                         Outstanding principal                                        83,671,773               135,873,540
                                                                            =====================   ======================
                         Average annual interest rate                                       2.15%                    2.31%

--------------------------------------------------------------------------------------------------------------------------

                         Percentage of obligations in foreign currency:       80.87 % for 2004       and     87.55 % for 2003

                         Percentage of obligations in national currency:      19.13 % for 2004       and     12.45 % for 2003

 Bank or financial institution                           U.F.                                         CH$.
                                      ----------------------------------------------   --------------------------------------------
 SHORT-TERM                                   2004                     2003                    2004                   2003
 ----------------------------------------------------------    ---------------------   ----------------------   -------------------
                                             ThCh$                    ThCh$                    ThCh$                 ThCh$

 BANCO ESTADO                                  -         -                        -                9,458,311                     -
 SANTANDER SANTIAGO                            -         -                9,230,598                9,841,247                     -
                                      ---------------------    ---------------------   ----------------------   -------------------
                    Total                                -                9,230,598               19,299,558                     -
                                      ---------------------    ---------------------   ----------------------   -------------------
 Outstanding principal                                   -                9,199,305               19,099,879                     -
                                      =====================    =====================   ======================   ===================
 Average annual interest rate                             -                    1.56%                    3.29%                    -
 ----------------------------------------------------------    ----------------------------------------------   --------------------
 SHORT-TERM PORTION OF LONG-TERM
 ----------------------------------------------------------    ----------------------------------------------   --------------------
 BANCO CITIBANK                                          -                        -                        -                     -
 SANTANDER SANTIAGO                                890,193               10,467,058                        -                     -
 ABN AMRO BANK                                           -                        -                        -                     -
 BANCO BILBAO VIZCAYA ARGENTARIA                         -                        -                        -                     -
 CHASE MANHATTAN                                         -                        -                        -                     -
                                      ---------------------    ---------------------   ----------------------   -------------------
                    Total                           890,193               10,467,058                        -                     -
                                      ---------------------    ---------------------   ----------------------   -------------------
 Outstanding principal                                    -                9,734,004                        -                     -
                                      =====================    =====================   ======================   ===================
 Average annual interest rate                             -                     1.83%                       -                     -

                                      ---------------------    ----------------------------------------------   --------------------

Bank or financial institution                       TOTAL
                                   ---------------------------------------------
SHORT-TERM                                 2004                   2003
--------------------------------------------------------- ----------------------
                                           ThCh$                  ThCh$

BANCO ESTADO                                   9,458,311                      -
SANTANDER SANTIAGO                             9,841,247              9,230,598
                                   ---------------------- ----------------------
                   Total                      19,299,558              9,230,598
                                   ---------------------- ----------------------
Outstanding principal                         19,099,879              9,199,305
                                   ====================== ======================
Average annual interest rate                         3.29%                 1.56%
--------------------------------------------------------- ----------------------
SHORT-TERM PORTION OF LONG-TERM
--------------------------------------------------------- ----------------------
BANCO CITIBANK                                 6,659,562            118,252,988
SANTANDER SANTIAGO                               890,193             10,467,058
ABN AMRO BANK                                    975,804              1,523,540
BANCO BILBAO VIZCAYA ARGENTARIA               77,711,065             18,354,339
CHASE MANHATTAN                                        -                369,565
                                   ---------------------- ----------------------
                   Total                       86,236,624            148,967,490
                                   ---------------------- ----------------------
Outstanding principal                          83,671,773            145,607,544
                                   ====================== ======================
Average annual interest rate                2.15%                  2.28%

                                   ---------------------- ----------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

15   LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS:

     Long-term obligations with banks and financial institutions:

--------------------------------------------------------------------------------

                  Bank or Financial
  Taxp. No.       Institution
 -------------    -----------------------

                  LOANS IN DOLLARS
 97.008.000-7     BANCO CITIBANK
 Foreign          ABN AMRO BANK
 Foreign          BANCO BILBAO VIZCAYA ARGENTARIA
 79.561.240-8     CHASE MANHATTAN BANK (1)

                  LOANS IN UNIDADES DE FOMENTO
 97.015.000-5     BANCO SANTANDER SANTIAGO

                          Years to maturity for long-term portion
           Currency     -------------------------------------------------------   Long-term                             Long-term
              or                                                                   portion                               portion
          Indexation                                                                as of                                 as of
            Index        1 to 2               2 to 3              3 to 5          31-03-04                              31-03-2003

         --------------------------------------------------------------------------------------------------------------------------
                          ThCh$               ThCh$               ThCh$             ThCh$                                 ThCh$

             US$             6,620,524                    -                  -          6,620,524     Libor + 0.57%     15,713,791
             US$                     -           64,723,050        120,199,950        184,923,000     Libor + 1.063%   256,033,261
             US$            61,641,000                    -                  -         61,641,000     Libor + 1.056%    87,782,833
             US$                     -                    -                  -                  -            -         359,529,885
SUBTOTAL                    68,261,524           64,723,050        120,199,950        253,184,524         2.25%

              UF                     -                    -         59,798,015         59,798,015     Tab 90 + 0.75%    59,662,730

                      -------------------------------------------------------------------------------------------------------------
   TOTAL                    68,261,524           64,723,050        179,997,965        312,982,539         3.17%        419,192,615
                      =============================================================================================================

              Percentage of obligations in foreign currency:              80.89%     in 2004 and            85.77%        in 2003
              Percentage of obligations in local currency:                19.11%     in 2004 and            14.23%        in 2003

(1)  In April and June 2003, the Company prepaid loans in the amount of US$
     90,000,000 and US$ 30,000,000 which it had with this bank, paying accrued interest.
(2)  In April 2003, the Company renegotiated this loan, which allowed it to extend the maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                  NOTES TO THE FINANCIAL STATEMENTS, continued
   (Translation of financial statements originally issued in Spanish)

16.  OBLIGATIONS WITH THE PUBLIC, CONTINUED:

     B)   BONDS

The breakdown of obligations with the public for bond issues, classified as short and long-term is as follows:

------------------------------------------------------------------------------------------------------------------------------
     Registration number                                            Current                  Bond

     or identification of                                        nominal amount          readjustment            Interest
        the instrument                    Series                     placed                  unit                  rate
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    %
Short-term portionof long-term bonds

         143.27.06.91                      E (D)                       -                     U.F.                 6.000
         143.27.06.91                      F                         71,429                  U.F.                 6.000
         177.12.08.94                      I (B)                       -                     U.F.                 5.500
         203.23.04.98                      K                         22,727                  U.F.                 6.750

Issued in New York                     YANKEE BONDS                    -                     US$                  7.625
Issued in New York                     YANKEE BONDS                    -                     US$                  8.375
Issued in Luxembourg                   EUROBONDS (A)            127,200,000                 EURO                  5.375

Long-term bonds

         143.27.06.91                        F                      821,429                  U.F.                 6.000
         177.12.08.94                        I (B)                     -                     U.F.                 5.500
         203.23.04.98                        K                    3,977,273                  U.F.                 6.750

Issued in New York                 YANKEE BONDS (C)           187,685,000                    US$                  7.625
Issued in New York                   YANKEE BONDS             200,000,000                    US$                  8.375
Issued in Luxembourg                 EUROBONOS (A)                      -                   EURO                  5.375

------------------------------------------------------------------------------------------------------------------------------------
     Registration number                                                          Frequency                               Par value
                                                                   ----------------------------------------------------------------
     or identification of                                 Final
        the instrument                     Series       maturity    Interest payment  Amortizations             2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                ThCh$
Short-term portionof long-term bonds

         143.27.06.91                       E (D)       Apr.2003      Semi-annual      Semi-annual                -
         143.27.06.91                       F           Apr.2016      Semi-annual      Semi-annual                1,612,980
         177.12.08.94                       I (B)       Aug.2015      Semi-annual      Semi-annual                -
         203.23.04.98                       K           Feb.2020      Semi-annual      Semi-annual                933,905

Issued in New York                      YANKEE BONDS    Jul.2006      Semi-annual       Maturity                  2,545,858
Issued in New York                      YANKEE BONDS    Jan.2006      Semi-annual       Maturity                  1,836,791
Issued in Luxembourg                    EUROBONDS (A)   Aug.2004      Semi-annual       Maturity                  99,889,479

                                                                                                        ---------------------------
                                                                                          Total                   106,819,013
Long-term bonds                                                                      ==============================================

         143.27.06.91                         F         Apr.2016      Semi-annual      Semi-annual                      13,817,102
         177.12.08.94                         I (B)     Aug.2006      Semi-annual      Semi-annual                               -
         203.23.04.98                         K         Feb.2020      Semi-annual      Semi-annual                      66,900,989

Issued in New York                  YANKEE BONDS (C)    Jul.2006      Semi-annual      Maturity                        115,690,911
Issued in New York                    YANKEE BONDS      Jan.2006      Semi-annual      Maturity                        123,282,000
Issued in Luxembourg                  EUROBONOS (A)     Aug.2004      Semi-annual      Maturity                                  -

                                                                                                              ----------------------
                                                                                          Total                        319,691,002
Long-term bonds                                                                      ==============================================

--------------------------------------------------------------------------------------------
     Registration number                                                     Placement
                                                      ----------------
     or identification of                                                    In Chile
        the instrument                     Series        2003                or abroad
--------------------------------------------------------------------------------------------
                                                        ThCh$
Short-term portionof long-term bonds

         143.27.06.91                       E (D)           2,693,284          Chile
         143.27.06.91                       F               1,636,795          Chile
         177.12.08.94                       I (B)           2,629,669          Chile
         203.23.04.98                       K                 550,364          Chile

Issued in New York                      YANKEE BONDS        3,021,293          Abroad
Issued in New York                      YANKEE BONDS        2,276,993          Abroad
Issued in Luxembourg                    EUROBONDS (A)       4,052,037          Abroad

                                                       ----------------
                                        Total               16,860,435
Long-term bonds                         =====          ================

         143.27.06.91                         F                   14,984,611   Chile
         177.12.08.94                         I (B)               24,125,225   Chile
         203.23.04.98                         K                   67,131,060   Chile

Issued in New York                  YANKEE BONDS (C)                146,304,721  Abroad
Issued in New York                    YANKEE BONDS                  146,304,721  Abroad
Issued in Luxembourg                  EUROBONOS (A)                 115,130,168  Abroad

                                                       -----------------------------
                                        Total                       513,980,506
                                        =====          =============================

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

16. OBLIGATIONS WITH THE PUBLIC, continued:

     A)   BONDS, continued:

          a)   Since June 2002, Telefonica CTC Chile, has made partial purchases of its placement in euros, at 2003 period-end, anticipated redemption of this placement amounts to 72.8 million euros.

          b)   During May 2003, Telefonica CTC Chile, prepaid this bond
               placement, paying the full balance of principal (UF) plus
               interest accrued to date.

          c)   Since May 2003, Telefonica CTC Chile, has partially repurchased
               12.3 million dollars of its placement denominated in the same currency, this repurchase was carried out at an average of
               111.05% of the par value, which meant paying 13.68 million dollars, plus accrued interest as of that date on the nominal amount of the repurchase.

          d)   In April 2003, the last installment of this issuance was paid.

       These transactions have implied recognizing a charge to income for the balances under "Disbursements for Placement of Bonds to be Amortized", as
       well as the expenses corresponding to "Higher Bond Discount Rate to be
       Amortized".

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

17.       ACCRUALS:

         The detail of accruals shown in liabilities is as follows:

                                                           2004                      2003
                                                           THCH$                    THCH$
------------------------------------------------- ------------------------- ------------------------

CURRENT

Staff severance indemnities                                249,495                  399,835

Vacation                                                 1,980,695                2,254,581

Other employee benefits    (a)                           3,806,075                3,802,370

Employee benefit advances                              (2,058,766)              (2,462,880)
------------------------------------------------- ------------------------- ------------------------
                                                         3,977,499                3,993,906
------------------------------------------------- ------------------------- ------------------------
LONG-TERM
Staff severance indemnities                             19,406,819               17,841,993
------------------------------------------------- ------------------------- ------------------------
                                          TOTAL         23,384,318               21,835,899
------------------------------------------------- ------------------------- ------------------------

(a) Includes provisions for the concept of: incentive guaranteed as per current collective agreement and others.

During the 2004 and 2003 periods there were no write-offs for bad debt concepts.

18. STAFF SEVERANCE INDEMNITIES:

     The detail of the charge to income for staff severance indemnities is as follows:

                                                                        2004                      2003
                                                                        THCH$                    THCH$
-------------------------------------------------------------- ------------------------- ------------------------

Operating costs and administration and selling expenses                 933,239                1,235,454
-------------------------------------------------------------- ------------------------- ------------------------
                           TOTAL                                        933,239                1,235,454
-------------------------------------------------------------- ------------------------- ------------------------
Payments in the period                                                (662,167)                (340,232)
-------------------------------------------------------------- ------------------------- ------------------------

MINORITY INTEREST:

Minority interest recognizes the portion of equity and revenues of subsidiaries belonging to third parties. The breakdown for 2004 and 2003 is as follows:

                                                      PERCENTAGE           PARTICIPATION           PARTICIPATION
                                                       MINORITY              IN EQUITY         IN NET INCOME (LOSS)
                                                       INTEREST             DECEMBER 30,        FOR THE YEARS ENDED
 SUBSIDIARIES                                                                                      DECEMBER 31,
                                                    2004       2003       2004        2003       2004        2003
                                                      %         %         M$          M$          M$         M$
---------------------------------------------------------------------------------------------------------------------

Soc. Nacional de Procesamiento de Datos S.A.  (a)  20.00      20.00        95,102      27,444    (2,902)       1,976
Administradora de Sistemas de Telepeajes de         0.84      0.84                              (41,456)
Chile S.A.                                                              1,130,375     987,212               (56,802)
CTC - Transmisiones Regionales S.A.                50.00      50.00        87,138     144,919     88,378      39,437
Fundacion Telefonica                                   -        0.34            -       5,285          -        (53)
Comunicaciones Mundiales S.A.                       0.01        0.01            -           -          -         (6)
CTC Equipos y Servicios S.A.                       0.0001          -           34           -         (2)         -
---------------------------------------------------------------------------------------------------------------------
                                                        TOTAL           1,312,649   1,164,860     44,018    (15,448)
---------------------------------------------------------------------------------------------------------------------

      COMPANIA DE TELECOMUNICACIONES DE CHILE  S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

20.  SHAREHOLDERS' EQUITY

     During the 2004 and 2003 periods, changes in shareholders' equity accounts are as follows:

                                                                            PAID-IN               PRICE-LEVEL
                             2004                                           CAPITAL               RESTATEMENT
----------------------------------------------------------------     -----------------------  ---------------------
                                                                             THCH$                   THCH$

Balances as of December 31, 2003                                               859,490,281            -
Transfer of 2003 net income to retained earnings                              -                       -
Adjustment of foreign investment conversion reserve                           -                       -
Price-level restatement                                                       -                        (4,297,452)
Net income for the period                                                     -                       -
                                                                    -----------------------  ---------------------
Balance as of March 31, 2004                                                   859,490,281             (4,297,452)
                                                                    -----------------------  ---------------------

                             2003
----------------------------------------------------------------
Balances as of December 31, 2002                                               736,468,120            -
Transfer of 2002 loss to retained earnings                                    -                       -
Adjustment of foreign investment conversion reserve                           -                       -
Price-level restatement                                                       -                         3,682,341
Net income for the period                                                     -                       -
                                                                    -----------------------  ---------------------
Balance as of March 31, 2003                                                   736,468,120              3,682,341
                                                                    -----------------------  ---------------------
Restated balances as of March 31, 2004                                         736,431,481              3,682,158
                                                                    -----------------------  ---------------------

                                                                CONTRIBUTED                 OTHER               RETAINED
                             2004                                 SURPLUS                 RESERVES              EARNINGS
--------------------------------------------------------   -----------------------   --------------------  --------------------
                                                                   THCH$                    THCH$                 THCH$

Balances as of December 31, 2003                                     -                          (791,199)          421,404,583
Transfer of 2003 net income to retained earnings                     -                        -                     10,133,882
Adjustment of foreign investment conversion reserve                  -                           126,646            -
Price-level restatement                                              -                             4,240            (2,157,691)
Net income for the period                                            -                        -                     -
                                                           -----------------------   --------------------  --------------------
Balance as of March 31, 2004                                         -                          (660,313)          429,380,774
                                                           -----------------------   --------------------  --------------------

                             2003
--------------------------------------------------------
Balances as of December 31, 2002                                      114,512,356              1,924,736       451,465,216
Transfer of 2002 loss to retained earnings                           -                        -               (17,680,376)
Adjustment of foreign investment conversion reserve                  -                           248,324            -
Price-level restatement                                                   572,561                  9,624        2,168,924
Net income for the period                                            -                        -                     -
                                                           -----------------------   --------------------  --------------------
Balance as of March 31, 2003                                          115,084,917              2,182,684           435,953,764
                                                           -----------------------   --------------------  --------------------
Restated balances as of March 31, 2004                                115,079,192              2,182,575           435,932,075
                                                           -----------------------   --------------------  --------------------

                                                                        NET INCOME
                                                                            FOR                     TOTAL
                             2004                                       THE PERIOD           SHAREHOLDERS'EQUITY
----------------------------------------------------------------    --------------------  --------------------------
                                                                           THCH$                    THCH$

Balances as of December 31, 2003                                             10,133,882               1,290,237,547
Transfer of 2003 net income to retained earnings                            (10,133,882)              -
Adjustment of foreign investment conversion reserve                          -                              126,646
Price-level restatement                                                      -                           (6,450,903)
Net income for the period                                                     3,512,518                   3,512,518
                                                                    --------------------  --------------------------
Balance as of March 31, 2004                                                  3,512,518               1,287,425,808
                                                                    --------------------  --------------------------

                             2003
----------------------------------------------------------------
Balances as of December 31, 2002                                            (17,680,376)              1,286,690,052
Transfer of 2002 loss to retained earnings                                   17,680,376               -
Adjustment of foreign investment conversion reserve                          -                              248,324
Price-level restatement                                                      -                            6,433,450
Net income for the period                                                     7,258,826                   7,258,826
                                                                    --------------------  --------------------------
Balance as of March 31, 2003                                                  7,258,826               1,300,630,652
                                                                    --------------------  --------------------------
Restated balances as of March 31, 2004                                        7,258,465               1,300,565,946
                                                                    --------------------  --------------------------

      COMPANIA DE TELECOMUNICACIONES DE CHILE  S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

20.  EQUITY, continued:

     (A)  PAID-IN CAPITAL:

          As   of March 31, 2004, the Company's paid-in capital is as follows:

NUMBER OF SHARES:

                   SERIE                    NO. OF SUBSCRIBED    NO. OF PAID SHARES    NO. OF SHARES WITH
                                                  SHARES                                 VOTING RIGHTS
                                            -----------------    ------------------    ------------------
                     A                         873,995,447           873,995,447          873,995,447
                     B                          83,161,638            83,161,638           83,161,638

PAID-IN CAPITAL :

                                                          SUBSCRIBED             PAID-IN
                  SERIES                                    CAPITAL              CAPITAL
                                                             THCH$                THCH$
                    A                                     784,814,326          784,814,326
                    B                                      74,675,955           74,675,955

     On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to increase stock capital, due to capitalization of the contributed surplus in the sum of ThCh$114,512,356.

B)   SHAREHOLDER DISTRIBUTION:

     As established in Circular No. 792 of the Chilean Superintendency of
     Securities and Insurance, the distribution of shareholders by percentage shareholding in the Company as of March 31, 2004 is as follows:

                                                        PERCENTAGE OF TOTAL        NUMBER OF
                                                             HOLDINGS            SHAREHOLDERS
                     TYPE OF SHAREHOLDER                         %
------------------------------------------------------ ---------------------- --------------------

10% holding or more                                              53.59                    2
Less than 10% holding:
  Investment equal to or exceeding UF 200                        45.72                2,373
  Investment under UF 200                                         0.69               11,450
------------------------------------------------------ ---------------------- --------------------
                            TOTAL                               100.00               13,825
------------------------------------------------------ ---------------------- --------------------
Controlling share holder                                         43.64                    1
------------------------------------------------------ ---------------------- --------------------

(C)  DIVIDENDS:

     As established in Law No. 18,046, unless otherwise agreed upon at a
     Shareholders' Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be destined to be distributed as dividends.

     On April 4, 2003, the Ordinary Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board for 2003:

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

20.  EQUITY, continued:

     (C)  DIVIDENDS, continued:

          Distribute for 2003, at least 30% of net income generated in the year
          - percentage that is equal to that required by law - by means of a final dividend in May 2004, which will be proposed at the
          corresponding General Shareholders' Meeting.

          On June 11, 2003, the Extraordinary Shareholders' Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), with a charge to retained earnings as of December 31, 2002, which was paid on July 31,
          2003.

     (D)  OTHER RESERVES:

          The Company has established reserves since 1994 for the acquisition of
          Invercom S.A. and Instacom S.A., in 1998 for the acquisition of Sonda
          S.A. and its subsidiaries and since 2001 for the adjustment of
          Consorcio Telefonica de Brasil Celular Holding.

                                                    AMOUNT
                    COMPANY                DECEMBER 31, 2003 PRICE-LEVEL  NET MOVEMENT     BALANCE AS OF
                                               THCH$         RESTATEMENT      THCH$       MARCH 31, 2004
                                                                THCH$                          THCH$
-----------------------------------------------------------------------------------------------------------

 96.720.710-1   Invercom S.A.                      41,417         -          (41,417)            -
 84.119.600-7   Instacom S.A.                      15,883         -          (15,883)            -
    Foreign     TBS Participacion S.A. (1)       (848,499)       4,240        183,946        (660,313)
-----------------------------------------------------------------------------------------------------------
                         TOTAL                  (791,199)       4,240         126,646        (660,313)
-----------------------------------------------------------------------------------------------------------

(1) This movement corresponds to the net effect of the adjustment for conversion
difference  as  established  in  Technical   Bulletin  No.  64  of  the  Chilean
Association of Accountants.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

21.  INCOME AND EXPENSES:

     (A)  OTHER NON-OPERATING INCOME:

The breakdown of other non-operating income is as follows:

------------------------------------------------------------------- ---------------- --------------------
                          OTHER INCOME                                   2004               2003
                                                                        THCH$              THCH$
------------------------------------------------------------------- ---------------- --------------------

Penalties on suppliers and indemnities                                  102,741              -
Proceeds from sale of recovered material                                309,123              -
Recovery of promotional material                                         86,622              -
Real estate rental                                                       23,772               43,295
Provision for adjustment of Terra Network to market value                 -                1,344,703
Others                                                                  172,043              402,072
------------------------------------------------------------------- ---------------- --------------------
                              TOTAL                                     694,301            1,790,070
------------------------------------------------------------------- ---------------- --------------------

21.  INCOME AND EXPENSES, continued:

     (B)  OTHER NON-OPERATING EXPENSES:

The detail of other non-operating expenses is as follows:

                                                                             2004              2003
                                                                             THCH$            THCH$
------------------------------------------------------------------------ --------------- ------------------
OTHER EXPENSES:

Lawsuit indemnities and other provisions                                       -               411,986
Depreciation  and  retirement  of out of service  property,  plant and
equipment (1)                                                               918,113            740,962
Unprovisioned taxes                                                            -                47,547
Donations                                                                    60,000              -
Others                                                                       14,901            594,323
------------------------------------------------------------------------ --------------- ------------------
                                TOTAL                                       993,014          1,794,818
------------------------------------------------------------------------ --------------- ------------------

(1)  As of March 2004 other  non-operating  expenses are mainly  composed of the depreciation  of the La  Serena  Cable  TV  network  and in  2003  includes depreciation of the Concepcion Cable TV network (assets  temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera
     Comunicaciones.

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

22.  PRICE-LEVEL RESTATEMENT:

The detail of price-level restatement is as follows:

             ASSETS (CHARGES) CREDITS                  INDEXATION          2004               2003
                                                                           THCH$              THCH$
-----------------------------------------------------------------------------------------------------------

Inventories                                              C.P.I.           (30,321)           46,696
Other current assets                                     C.P.I.          (127,483)          182,888
Other current assets                                      U.F.            (27,655)      (1,250,723)
Short and long-term deferred taxes                       C.P.I.          (672,560)          733,570
Property, plant and equipment                            C.P.I.        (9,108,799)        9,517,702
Investments in related companies                         C.P.I.           (43,231)          204,101
Goodwill                                                 C.P.I.          (790,721)          901,613
Long-term debtors                                         U.F.              21,825        (110,718)
Other long-term assets                                   C.P.I.          (162,989)          127,715
Other long-term assets                                    U.F.           (187,231)          434,336
Expense accounts                                         C.P.I.           (57,323)        1,002,015
-----------------------------------------------------------------------------------------------------------
              TOTAL (CHARGES) CREDITS                                 (11,186,488)       11,789,195
-----------------------------------------------------------------------------------------------------------

   LIABILITIES - SHAREHOLDERS' EQUITY (CHARGES)        INDEXATION          2004               2003
                      CREDITS                                              THCH$              THCH$
-----------------------------------------------------------------------------------------------------------

Short-term obligations                                   C.P.I.               36,470           17,667
Short-term obligations                                    U.F.             1,257,232      (1,060,936)
Long-term obligations                                    C.P.I.                2,506          (6,187)
Long-term obligations                                     U.F.             1,102,974        (742,341)
Shareholders' equity                                     C.P.I.            6,450,903      (6,433,130)
Revenue accounts                                         C.P.I.              110,788      (1,521,068)
-----------------------------------------------------------------------------------------------------------
              TOTAL CREDITS (CHARGES)                                      8,960,873      (9,745,995)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------                --------------------------------------
(LOSS) INCOME FROM PRICE-LEVEL RESTATEMENT, NET                          (2,225,615)        2,043,200
-----------------------------------------------------                --------------------------------------

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

23.  EXCHANGE DIFFERENCES:

The detail of exchange differences is as follows:

----------------------------------------------------------------------------------------------------------------
              ASSETS (CHARGES) CREDITS                    CURRENCY            2004                2003
                                                                             THCH$                THCH$
----------------------------------------------------------------------------------------------------------------

Other current assets                                        US$            10,546,413            5,963,049
Other current assets                                        EURO            1,736,390               66,302
Long-term debtors                                           US$             3,855,320            4,682,238
Other long-term assets                                      US$                55,036               62,076
Other long-term assets                                      EURO                   36               19,336
----------------------------------------------------------------------------------------------------------------
             TOTAL CREDITS                                                 16,193,195           10,793,001
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
LIABILITIES (CHARGES) CREDITS                             CURRENCY            2004                2003
                                                                             THCH$                THCH$
----------------------------------------------------------------------------------------------------------------

Short-term obligations                                      US$             4,689,942            2,060,100
Short-term obligations                                      EURO          (1,690,420)               22,138
Long-term obligations                                       US$          (18,215,147)         (12,543,183)
Long-term obligations                                       EURO                -                (286,607)
----------------------------------------------------------------------------------------------------------------
             TOTAL (CHARGES)                                             (15,215,625)         (10,747,552)
----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------                -----------------------------------------
INCOME NET, FROM EXCHANGE DIFFERENCES                                         977,570               45,449
-------------------------------------------------------                -----------------------------------------

COMPANIA DE TELECOMUNICACIONES  DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            Notes to the Consolidated Financial Statements, continued
                                   ----------

24.  ISSUANCE AND PLACEMENT OF SHARES AND DEBT EXPENSE:

The detail of this item is as follows:

                                                              SHORT-TERM                     LONG-TERM
------------------------------------------------------------------------------------------------------------------

                                                           2004            2003          2004           2003
                                                           THCH$          THCH$          THCH$          THCH$
------------------------------------------------------------------------------------------------------------------
Disbursements for bond issuance to be amortized           859,653      1,769,411       1,893,336     3,782,714
Higher bond discount rate to be amortized                 548,907        683,296       3,294,550     4,467,395
------------------------------------------------------------------------------------------------------------------
                                              TOTAL     1,408,560      2,452,707       5,187,886     8,250,109
------------------------------------------------------------------------------------------------------------------

These  items are  classified  under  Other  Current  Assets and Other  Long-term
Assets,  as  applicable  and are  amortized  over  the  term  of the  respective obligations, as described in Note 16 "Obligations with the Public".

25.  CASH FLOWS:

     Financing and investment  activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

     A)   FINANCING  ACTIVITIES:  The  breakdown  of financing  activities  that commit  future cash flows are:  Obligations  with banks and  financial institutions - see Notes No. 14 and 15  Obligations  with the public -
          see Notes No. 16

     B)   INVESTMENT  ACTIVITIES:  Investment activities that commit future cash flows are as follows:

                                                                MATURITY                THCH$
 ---------------------------------------------------------- ------------------ -------------------------
       Zero                                                       2004                5,523,034
       Zero                                                       2005               17,184,937
       PRD                                                        2004                6,718,869
       BCD                                                        2004               13,561,020
 ---------------------------------------------------------- ------------------ -------------------------

     C)   CASH AND CASH EQUIVALENTS:

                                                                2004                     2003
                                                                THCH$                   THCH$
 ---------------------------------------------------------- ------------------ -------------------------

       Cash and bank                                          8,554,441              14,439,879
       Time deposits                                          1,687,447              31,695,160
       Resale agreements                                     29,478,312                 -
       Mutual funds                                             180,550                 269,889
 ---------------------------------------------------------- ------------------ -------------------------
                          TOTAL                              39,900,750              46,404,928
 ---------------------------------------------------------- ------------------ -------------------------

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued (Translation of financial statements originally issued in Spanish)

26.  DERIVATIVE CONTRACTS:

     The  breakdown of derivative contracts is as follows:

-----------------------------------------------------------------------------------------------------------------------
 TYPE OF              TYPE OF
DERIVATIVE           CONTRACT
                                  -------------------------------------------------------------------------------------
                                       CONTRACT                MATURITY                SPECIFIC          PURCHASE
                                         VALUE                    OR                     ITEM              SALE

                                                                EXPIRY                                   POSITION

-----------------------------------------------------------------------------------------------------------------------

    FR                  CI                 10,000,000        II Trim. 2004           Exchange rate           P

    FR                  CI                 80,000,000        III Trim. 2004          Exchange rate           P

    FR                  CI                 40,000,000        IV Trim. 2004           Exchange rate           P

    FR                  CI                 15,000,000         I Trim. 2005           Exchange rate           P

    FR                  CI                 25,000,000        II Trim. 2005           Exchange rate           P

    FR                  CI                 19,000,000        III Trim. 2006          Exchange rate           P

    FR                 CCPE               159,284,132        II Trim. 2004           Exchange rate           P

    FR                 CCPE               125,500,000        III Trim. 2004          Exchange rate           P

    FR                 CCPE               161,700,000        IV Trim. 2004           Exchange rate           P

    FR                 CCPE                96,600,000         I Trim. 2005           Exchange rate           P

    FR                 CCPE                24,000,000        II Trim. 2005           Exchange rate           P

    FR                 CCPE               135,000,000       III Trim. 2004           Exchange rate           P

    FR                  CI                 17,000,000        II Trim. 2004           Exchange rate           P

    FR                  CI                 10,900,000        III Trim. 2004          Exchange rate           P

    FR                  CI                  8,000,000        IV Trim. 2004           Exchange rate           P

    FR                  CI                 10,400,000         I Trim. 2005           Exchange rate           P

    FR                 CCPE                62,000,000        II Trim. 2004           Exchange rate           P

    FR                 CCPE                 6,000,000        III Trim. 2004          Exchange rate           P

    FR                 CCPE                 7,000,000        IV Trim. 2004           Exchange rate           P

    FR                 CCPE               110,400,000         I Trim. 2005           Exchange rate           P

    FR                 CCPE                55,000,000        II Trim. 2005           Exchange rate           P

    FR                 CCPE                 9,366,540        III Trim. 2004          Exchange rate           P

    S                  CCTE                  150,000,000     III Trim. 2004          Interest rate           P
    S                  CCPE                  100,000,000     III Trim. 2004          Interest rate           P
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                   VALUE                      AFFECTED ACCOUNTS
                                                     OF
------------------------------------------------------------------------------------------------------------------------------------
         PROTECTED ITEM                          PROTECTED
         OR TRANSACTION                             ITEM                     asset / LIABILITY                 EFFECT ON INCOME
------------------------------------------------------------------------------------------------------------------------------------
              NAME               AMOUNT            ThCh$                   NAME             AMOUNT            REALIZED  UNREALIZED
                                                                                             ThCh$                         ThCh$
-----------------------------------------------------------------------------------------------------------------------------------

          Oblig. in US$        10,000,000          6,164,100             asset               6,164,100            -         192,402
                                                                       liabilities          (5,917,285)
          Oblig. in US$        80,000,000         49,312,800             asset              49,312,800            -       1,640,398
                                                                       liabilities         (47,891,540)
          Oblig. in US$        40,000,000         24,656,400             asset              24,656,400            -         825,420
                                                                       liabilities         (23,844,070)
          Oblig. in US$        15,000,000          9,246,150             asset               9,246,150            -         281,904
                                                                       liabilities          (8,769,996)
          Oblig. in US$        25,000,000         15,410,250             asset              15,410,250            -         505,683
                                                                       liabilities         (16,149,195)
          Oblig. in US$        19,000,000         11,711,790             asset              11,711,790            -         134,862
                                                                       liabilities         (11,729,708)
          Oblig. in US$       159,284,132         98,184,332             asset              99,323,932            -       4,261,892
                                                                       liabilities        (111,475,817)
          Oblig. in US$       125,500,000         77,359,455             asset              77,359,455            -       3,349,951
                                                                       liabilities         (87,018,335)
          Oblig. in US$       161,700,000         99,673,497             asset              99,673,497            -       4,259,511
                                                                       liabilities        (102,447,054)
          Oblig. in US$        96,600,000         59,545,206             asset              59,545,206            -       2,611,285
                                                                       liabilities         (57,616,555)
          Oblig. in US$        24,000,000         14,793,840             asset              14,793,840            -         388,906
                                                                       liabilities         (14,073,780)
         Oblig. in EURO       135,000,000        102,381,300             asset             102,381,300            -      (1,376,656)
                                                                       liabilities         (87,605,834)
          Oblig. in US$        17,000,000         10,478,970             asset              10,478,970            -         308,103
                                                                       liabilities         (10,212,179)
          Oblig. in US$        10,900,000          6,718,869             asset               6,718,869            -         164,486
                                                                       liabilities          (6,576,556)
          Oblig. in US$         8,000,000          4,931,280             asset               4,931,280            -         174,931
                                                                       liabilities          (4,734,909)
          Oblig. in US$        10,400,000          6,410,664             asset               6,410,664            -         228,356
                                                                       liabilities          (6,125,244)
          Oblig. in US$        62,000,000         38,217,420             asset              38,217,420            -       1,461,960
                                                                       liabilities         (43,125,862)
          Oblig. in US$         6,000,000          3,698,460             asset               3,698,460            -         135,660
                                                                       liabilities          (3,816,814)
          Oblig. in US$         7,000,000          4,314,870             asset               4,314,870            -         158,270
                                                                       liabilities          (4,636,095)
          Oblig. in US$       110,400,000         68,051,664             asset              68,051,664            -       4,187,630
                                                                       liabilities         (63,767,813)
          Oblig. in US$        55,000,000         33,902,550             asset              33,902,550            -         980,520
                                                                       liabilities         (33,171,798)
          Oblig. in US$         9,366,540          5,773,629             asset               5,773,629            -          78,802
                                                                       liabilities          (5,973,262)
          Oblig. in US$       150,000,000                  -           liabilities            (284,690)          (132)      (68,120)
         Oblig. in EURO       100,000,000                  -             asset               2,184,201       (313,702)      549,647
-----------------------------------------------------------------------------------------------------------------------------------
Income to be deferred for exchange insurance to be amortized           liabilities          (2,065,661)        10,300       786,969
Costs to be deferred for exchange insurance to be amortized            asset                 1,073,213         (7,519)     (506,362)
Exchange insurance expired during the year ( net )                                                         (1,720,161)

-----------------------------------------------------------------------------------------------------------------------------------
              TOTAL                                                                                        (2,031,214)   25,716,410
-----------------------------------------------------------------------------------------------------------------------------------

TYPES OF DERIVATIVES:             TYPE OF CONTRACT:

FR: Forward                       CCPE: Hedge contract for existing items
S : Swap                          CCTE: Hedge contract for anticipated items
                                  CI: Investment hedge contract

--------------------------------------------------------------------------------

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.  CONTINGENCIES AND RESTRICTIONS:

     A)   LAWSUITS:

          (I)  COMPLAINTS PRESENTED BY VTR TELEFONICA S.A.:

               On June 30, 2000, VTR Telefonica  S.A. filed an ordinary suit for the  collection  of access  charges  in the  amount of Ch $ 2,500 million,  based on the differences  that would originate from the lowering  of access  charges  rate due to Rate  Decree No. 187 of
               Telefonica CTC. First instance sentence accepted the complaint of
               VTR and the  compensation  alleged by Telefonica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

          (II) LABOR LAWSUITS:

               In the  course of normal  operations,  labor  lawsuits  have been filed against the Company.

               To date, among others,  there are labor proceedings  involving to former employees,  who claim wrongful dismissal.  These employees did not sign  termination  releases  or receive  staff  severance indemnities.  On various occasions the Supreme Court has reviewed the sentences handed down on the matter,  accepting the thesis of the Corporation, ratifying the validity of the terminations.

               There are, in addition other lawsuits involving former employees, whose  staff  severance  indemnities  have  been  paid and  their termination  releases  signed,  who in  spite  of  having  chosen voluntary  retirement  plans or  having  been  terminated  due to company needs,  intend to have the terminations  voided. Of these lawsuits,  to date, two have received a sentence favorable to the
               Company, rejecting the annulments.

               Certain  unions have filed  complaints  before the Santiago Labor
               Courts, requesting indemnities for various concepts.

               In the opinion of Management  and their  internal  legal counsel, the risk that the Company will be condemned to pay indemnities in the  amount  claimed in the  previously  mentioned  lawsuits,  in addition  to other civil and labor suits where the Company is the defendant, is remote. Management considers it improbable that the
               Company's  income and equity  will be  significantly  affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

          (III) COMPLAINT AGAINST CHILEAN GOVERNMENT:

               Telefonica  CTC  Chile  continued  its  efforts  to  correct  the
               illegalities   of  Decree  No.  187  which  set  its  rates.   An
               administrative  motion to set aside was  filed.  After a negative response  from  the  authority,  Telefonica  CTC  Chile  filed an indemnity  complaint  against  the  government  for  illegalities incurred in the rate setting process.

               The  complaint was for US$274  million,  plus  readjustments  and interest  and  covers  past and  future  damages  up to May 2004, arising from  charging  lower rates than should have legally been set.

               The  Third  Civil  Court  of  Santiago  accepted  the  complaint, notifying the Government. Once the Government answered, and after the  replication  and rejoinder with which the discussion  period ended,  the  Court  dictated  the  evidence  stage,  setting  the pertinent,  substantial and controversial points of evidence.  To date the evidence stage where both parties presented instrumental and testimonial  evidence has expired.  Certain evidence measures are still pending.

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.  CONTINGENCIES AND RESTRICTIONS, continued:

          (IV) MANQUEHUE NET:

               On June 24, 2003,  Telefonica CTC Chile filed a forced compliance of contracts  complaint  with damage  indemnity  before the mixed arbitration  court of Mr.  Victor Vial del Rio against  Manquehue
               Net, in the amount of Ch  $3,647,689,175  in addition to accruals during  substantiation  of the proceeding.  Likewise,  and on the same  date,  Manquehue  Net  filed a  compliance  with  discounts complaint  (in the  amount  of UF  107,000),  in  addition  to an obligation  to  perform  complaint  (signing  of a  700  services contract).  To date the  discussion  period has  expired  and the evidence stage is pending.

          (V)  PRELIMINARY RATE PROPOSAL:

               On  March  5,  2004,   the   Government   of  Chile  through  the
               Telecommunications      Undersecretary     ("Subsecretaria     de
               Telecomunicaciones   (SUBTEL))   submitted  to  the  Company  its
               preliminary  rate  proposal (for regular  telephone  services) in which it proposed a 19%  reduction in the fixed charge and 39% on the  average  price per minute  for calls to regular  telephones.
               This rate  proposal,  if  compared to the prices that the Company hoped  to  charge,  would  mean  a  reduction  of  39%  and  66%, respectively.

               As  part  of  the  process  in  progress,  Telefonica  CTC  Chile requested the formation of an Experts Commission, to request that the  recommendations  on the matters under inquiry to incorporate the relevant  modifications  or justifiably  insist on the values presented in its Rate Study (see Note 31a).

          (VI) EMPLOYEE LOAN OPTION AS PER COLLECTIVE AGREEMENT:

               The collective  agreements signed in 2003 with the unions,  grant employees  an  option  to  apply  for  loans  from  the  Company.
               Applications must be presented between April and May 2004, on the basis of various  parameters  and  conditions  established in the mentioned  agreements.  To date, the Company is in the process of receiving the loan applications.

          B)   FINANCIAL RESTRICTIONS:

               In order to carry out its investment  plans, the Company obtained financing in the local and foreign  market (notes 14, 15 and 16), which  establish  among  others:  maximum  debt  clauses that the
               Company may have, interest and cash flows coverage.

               The maximum debt ratio for these  contracts is 1.50,  whereas the interest  coverage  ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

               Non-compliance   with  these   clauses   implies   that  all  the
               obligations   included  in  these  financing  contracts  will  be
               considered as due.

               As of  March  31,  2004  the  Company  meets  all  the  financial restrictions.

28.  THIRD PARTY GUARANTEES:

               The  Company has not received any guarantees from third parties.

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

29.  LOCAL AND FOREIGN CURRENCY:

A summary of the assets in local and foreign currency is as follows:

------------------------------------------------------------------------------------------------------------------------------------
DESCRIPTION                                                        CURRENCY                   2004                         2003
                                                                                              THCH$                        THCH$
------------------------------------------------------------------------------------------------------------------------------------

TOTAL  CURRENT ASSETS:                                                                        433,175,836                495,163,456

     Cash                                                     Non-indexed Ch$                   7,028,471                 11,120,113
                                                              Dollars                           1,510,060                  3,203,470
                                                              Euros                                15,910                    116,296
     Time deposits                                            Indexed Ch$                         269,235                    264,627
                                                              Non-indexed Ch$                           -                 16,793,377
                                                              Dollars                           1,418,212                 14,637,156
     Marketable securities                                    Indexed Ch$                         180,550                    130,950
                                                              Non-indexed Ch$                           -                    149,309
                                                              Dollars                          47,450,269                 80,951,116
                                                              Euros                                     -                 10,927,095
     Notes and accounts receivable           (a)              Indexed Ch$                         295,096                  4,827,995
                                                              Non-indexed Ch$                 209,614,829                222,592,265
                                                              Dollars                          11,336,974                  6,851,474
     Notes and accounts receivable from related companies     Non-indexed Ch$                   9,460,320                  8,893,466
                                                              Dollars                          10,458,970                 13,663,747
     Other current assets                    (b)              Indexed Ch$                      50,947,015                 48,473,321
                                                              Non-indexed Ch$                  47,670,433                 30,119,212
                                                              Dollars                          35,385,409                 20,999,940
                                                              Euros                               134,083                    448,527

TOTAL PROPERTY, PLANT AND EQUIPMENT :                                                       1,772,188,018              1,916,433,139
      Property, plant and equipment and
      accumulated depreciation                                Indexed Ch$                   1,772,188,018              1,916,433,139

TOTAL OTHER LONG-TERM ASSETS                                                                  241,782,660                299,063,449
     Investment in related companies                          Indexed Ch$                      10,166,660                 42,270,171
     Investment in other companies                            Indexed Ch$                           3,835                      3,835
     Goodwill                                                 Indexed Ch$                     154,512,202                176,567,096
     Other long-term assets                  (c)              Indexed Ch$                      48,510,062                 42,515,505
                                                              Non-indexed Ch$                  10,572,094                 11,070,161
                                                              Dollars                          18,017,807                 26,449,793
                                                              Euros                                     -                    186,888
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                2,447,146,514              2,710,660,044
------------------------------------------------------------------------------------------------------------------------------------
                                                              INDEXED CH$                   2,037,072,673              2,231,486,639
                                                              NON-INDEXED CH$                 284,346,147                300,737,903
                                                              DOLLARS                         125,577,701                166,756,696
                                                              EUROS                               149,993                 11,678,806
------------------------------------------------------------------------------------------------------------------------------------

(a)  Includes the following balance sheet accounts:  Trade Accounts  Receivable,
     Notes Receivable and Misellaneous Accounts Receivable.

(b)  Includes the following  balance sheet  accounts:  Inventories,  Recoverable
     Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)  Includes the following balance sheet accounts:Long-term  Debtors, Notes and
     Accounts Receivable from Related Companies,  Intangibles,  Amortization and
     Others.

--------------------------------------------------------------------------------

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

29.  LOCAL AND FOREIGN CURRENCY, continued

     A summary of the current  liabilities  in local and foreign  currency is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         UP TO 90 DAYS
                                                                                    ------------------------------------------------

                        DESCRIPTION                                  CURRENCY                 2004
                                                                                    ------------------------------------------------
                                                                                                                     AVERAGE
                                                                                              AMOUNT                 ANNUAL
                                                                                                                    INTEREST
                                                                                              THCH$                     %
------------------------------------------------------------------------------------------------------------------------------------
Short-term obligations with banks and

          financial institutions                            Indexed Ch$                                      -             -
                                                            Non-indexed Ch$                          9,468,535          3.36
Short-term portion of obligations with
          banks and financial institutions                  Indexed Ch$                                890,193             -
                                                            Dollars                                  1,585,578             -

Obligations with the public (Bonds payable)                 Indexed Ch$                              1,691,280          5.97
                                                            Dollars                                          -             -
                                                            Euros                                            -             -
Long-term obligations maturing
          within a year                                     Indexed Ch$                                439,578          8.91

Notes and accounts payable to related parties               Indexed Ch$                                      -             -
                                                            Non-indexed Ch$                         19,413,016             -
                                                            Dollars                                  2,620,238             -

Other current liabilities                 (d)               Indexed Ch$                                      -             -
                                                            Non-indexed Ch$                        133,271,393             -
                                                            Dollars                                 14,194,773             -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                          183,574,584
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL  BY CURRENCY                                       INDEXED CH$                              3,021,051
                                                            NON-INDEXED CH$                        162,152,944
                                                            DOLLARS                                 18,400,589
                                                            EUROS                                            -
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               90 DAYS UP TO 1 YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                        DESCRIPTION
                                                       2003                                             2004
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              AVERAGE                                      AVERAGE
                                                       AMOUNT                 ANNUAL                    AMOUNT             ANNUAL
                                                                             INTEREST                                     INTEREST
                                                       THCH$                     %                      THCH$                 %

Short-term obligations with banks and
          financial institutions                        9,230,598                1.56                            -               -
                                                                -                   -                    9,831,023            2.88
Short-term portion of obligations with
          banks and financial institutions             10,467,058                1.83                            -               -
                                                        2,486,874                   -                   83,760,853            2.14

Obligations with the public (Bonds payable)             5,311,440                5.85                      855,604            6.03
                                                                -                   -                    4,382,650               -
                                                                -                   -                   99,889,479            5.38
Long-term obligations maturing
          within a year                                   126,943                8.09                       10,708            8.84

Notes and accounts payable to related parties             392,716                   -                      131,202               -
                                                        8,648,835                   -                            -               -
                                                          386,590                   -                            -               -

Other current liabilities                 (d)           2,092,813                   -                   34,451,557               -
                                                      179,923,373                   -                    8,251,115               -
                                                        5,731,506                   -                            -               -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                             224,798,746                                      241,564,191
-----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL  BY CURRENCY                                  27,621,568                                       35,449,071
                                                      188,572,208                                       18,082,138
                                                        8,604,970                                       88,143,503
                                                                -                                       99,889,479
-----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                                      90 DAYS UP TO 1 YEAR
-------------------------------------------------------------------------------------------------
                        DESCRIPTION
                                                                  2003
-------------------------------------------------------------------------------------------------
                                                                                       AVERAGE
                                                                  AMOUNT                ANNUAL
                                                                                       INTEREST
                                                                  THCH$                   %

Short-term obligations with banks and
          financial institutions                                           -                  -
                                                                           -                  -
Short-term portion of obligations with
          banks and financial institutions                                 -                  -
                                                                 136,013,558               2.31

Obligations with the public (Bonds payable)                        2,198,673               5.61
                                                                   5,298,285                  -
                                                                   4,052,037                  -
Long-term obligations maturing
          within a year                                              358,263               8.09

Notes and accounts payable to related parties                              -                  -
                                                                           -                  -
                                                                           -                  -

Other current liabilities                 (d)                      4,907,144                  -
                                                                     251,517                  -
                                                                           -                  -
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                        153,079,477
-------------------------------------------------------------------------------------------------
SUBTOTAL  BY CURRENCY                                              7,464,080
                                                                     251,517
                                                                 141,311,843
                                                                   4,052,037
-------------------------------------------------------------------------------------------------

(d)  Includes the following  balance sheet accounts:  Dividends  payable,  Trade accounts payable, Notes payable,  Miscellaneous accounts payable, Accruals,
     Withholdings taxes, Unearned Income and Other current liabilities.

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

29.  LOCAL AND FOREIGN CURRENCY, continued

     A summary of the long-term  liabilities in local and foreign currency is as follows:

                                                                              1 TO 3 YEARS
                                                                         -------------------------------------------------
                                                                                  2004
                                                                         -------------------------------------------------
                                                                                                            AVERAGE
                                                                                                             ANNUAL
                                                                                                            INTEREST
                                                                                 AMOUNT                       RATE
                                                                         -----------------------       -------------------
                                                                                 THCH$                         %
   LONG-TERM LIABILITIES

     Obligation with banks and

          financial institutions                Indexed Ch$                                   -                -
                                                Dollars                             132,984,574               2.25
     Bonds payable                              Indexed Ch$                           4,187,000               6.20
                                                Dollars                             238,972,911               8.01
     Other long-term liabilities          (e)   Indexed Ch$                           7,670,334                -
                                                Non-indexed Ch$                       1,135,481                -
                                                Dollars                              21,378,352               2.07
--------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                                         406,328,652
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL BY CURRENCY                            INDEXED CH$                          11,857,334
                                                NON-INDEXED CH$                       1,135,481
                                                DOLLARS                             393,335,837
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                              1 TO 3 YEARS
                                                                         -------------------------------------------------
                                                                                  2003
                                                                         -------------------------------------------------
                                                                                                            AVERAGE
                                                                                                             ANNUAL
                                                                                                            INTEREST
                                                                                 AMOUNT                       RATE
                                                                         -----------------------       -------------------
                                                                                 THCH$                         %
   LONG-TERM LIABILITIES

     Obligations with banks and
          financial institutions                Indexed Ch$                          59,662,729               5.60
                                                Dollars                             249,801,345               2.70
     Bonds payable                              Indexed Ch$                           7,864,649               5.79
                                                Dollars                             146,304,721               7.63
                                                Euros                               115,131,168               5.38
     Other long-term liabilities           (e)  Indexed Ch$                          11,216,800                -
                                                Non-indexed Ch$                       2,732,279                -
                                                Dollars                              24,828,074               3.00
--------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                                         617,541,765
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL BY CURRENCY                            INDEXED CH$                          78,744,178
                                                NON-INDEXED CH$                       2,732,279
                                                DOLLARS                             420,934,140
                                                EUROS                               115,131,168
--------------------------------------------------------------------------------------------------------------------------

                                                3 TO 5 YEARS                    5 TO 10 YEARS                   OVER 10 YEARS
                                    ------------------------------    ----------------------------------   -------------------------
                                                   2004                            2004                             2004
                                    ------------------------------    ----------------------------------   -------------------------
                                                         AVERAGE                             AVERAGE                       AVERAGE
                                                         ANNUAL                               ANNUAL                        ANNUAL
                                                        INTEREST                             INTEREST                      INTEREST
                                         AMOUNT           RATE               AMOUNT            RATE         AMOUNT           RATE
                                    ---------------  ----------------    -----------------  ------------   ------------   ----------
                                         THCH$              %                 THCH$              %           THCH$             %
   LONG-TERM LIABILITIES

     Obligations with banks and
          financial institutions         59,798,015       6.96                         -        -                 -           -
                                        120,199,950       2.27                         -        -                 -           -
     Bonds payable                        6,225,888       6.38                24,484,851      6.52           45,820,352     6.68
                                                  -         -                          -        -                 -           -
                                          7,507,609         -                 17,397,086        -            23,354,991       -
     Other long-term liabilities            871,459         -                  1,873,610        -            19,406,819       -
                                                  -         -                          -        -                 -           -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES             194,602,921                           43,755,547                     88,582,162
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL BY CURRENCY                     73,531,512                           41,881,937                     69,175,343
                                            871,459                            1,873,610                     19,406,819
                                        120,199,950                                    -                          -

------------------------------------------------------------------------------------------------------------------------------------

                                     --------------------------------    ------------------------------   --------------------------
                                              3 TO 5 YEARS                         5 TO 10 YEARS                 OVER 10 YEARS
                                     --------------------------------    ------------------------------   --------------------------
                                                  2003                                 2003                          2003
                                     --------------------------------    ------------------------------   --------------------------
                                                           AVERAGE                         AVERAGE                         AVERAGE
                                                           ANNUAL                            ANNUAL                          ANNUAL
                                                          INTEREST                          INTEREST                        INTEREST
                                          AMOUNT            RATE             AMOUNT           RATE          AMOUNT            RATE
                                     ---------------   --------------    ---------------  -------------   -------------- -----------
                                          THCH$               %               THCH$               %           M$            %
   LONG-TERM LIABILITIES

     Obligations with banks and
          financial institutions                  -           -                      -           -               -            -
                                        109,728,541         2.38                     -           -               -            -
     Bonds payable                        9,898,923         5.99            33,647,261         6.19          54,829,063     6.56
                                        146,304,721         8.38                     -           -               -            -
                                                  -           -                      -           -               -            -
     Other long-term liabilities         11,575,132           -             14,565,247           -           13,632,708       -
                                            441,595           -              1,044,066           -           17,841,993       -
                                                  -           -                      -           -               -            -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES             277,948,912                         49,256,574                       86,303,764
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL BY CURRENCY                     21,474,055                         48,212,508                       68,461,771
                                            441,595                          1,044,066                       17,841,993
                                        256,033,262                                  -                           -
                                                  -                                  -                           -
------------------------------------------------------------------------------------------------------------------------------------

(e)  Includes the following  balance sheet accounts:  Notes and accounts payable to related companies,  Miscellaneous accounts payable,  Accruals,  Deferred long-term taxes, Other long-term liabilities.

         COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
       (Translation of financial statements originally issued in Spanish)

30.  SANCTIONS:

     Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the 2004 period.

31.  SUBSEQUENT EVENTS:

     A)   PRELIMINARY RATE PROPOSAL:

          On  April  4,   2004,   Telefonica   CTC   Chile   presented   to  the
          Telecommunications       Undersecretary       ("Subsecretaria       de
          Telecomunicaciones") the Report on Modifications and Insistence on the
          Rate  Study,   presented  on  November  6,  2003,   incorporating  the
          recommendations  of the  Experts  Commission  and  insisting  on those matters that were not the object of inquiries.

          As of April 4, the Ministries of Transport and  Telecommunications and
          Economy,  Development and  Reconstruction  have 30 days to dictate the
          Rate Decree that will govern the 5-year  period of 2004 - 2009,  after the Contraloria General de la Republica has been informed.

     B)   PAYMENT OF FINAL DIVIDEND NO. 164:

          The Ordinary  Shareholders'  Meeting of Telefonica CTC Chile,  held on
          April 15, 2004,  approved  payment of a final  dividend of Ch$3.20 per share  equivalent  to ThCh $  3,620,903,  with a  charge  to  retained earnings as of December 31, 2003.  The dividend will be paid on May 7,
          2004.

     C)   MOBILE TELEPHONE RATE DECREE:

          On April 14, 2004,  the Daily  Gazette  published  the new decree that effective  February 12, 2004 sets the structure in respect to charges, rate levels and indexation mechanisms of the interconnection  services of mobile telephone  companies for the next five years. The new decree stipulates an average rate reduction of 26.5%.

     D)   ELECTION OF REGULAR AND DEPUTY DIRECTORS:

          The Ordinary Shareholders' Meeting held on April 14, 2004, elected the
          Company's directors.  The vote resulted in the replacement of Messrs.:
          Nicolas  Majluf Sapag,  Sergio  Badiola  Broberg and Augusto  Iglesias
          Palau, by Messrs.:  Hernan Cheyre Valenzuela,  Carlos Diaz Vergara and
          Alvaro Clarke de la Cerda.

     E)   NAME CHANGE OF CTC TRANSMISIONES REGIONALES S.A.:

          On April 14, 2004, the Ordinary Shareholders' Meeting agreed to change the name of Compania de  Telefonos de Chile  Transmisiones  Regionales
          S.A. to Telefonica Mundo S.A.

     In the  period  between  April 1 and 16,  2004,  there  have  been no other significant subsequent events that affect these financial statements.

     32.  ENVIRONMENT:

          In the opinion of  Management  and their  internal  legal  counsel and because the nature of the  Company's  operations  does not directly or indirectly  affect the  environment,  as of the closing  date of these financial  statements  no  resources  have been set aside nor have any payments been made for non-compliance with municipal  ordinances or to other supervising organizations.

     33.  ACCOUNTS PAYABLE:

          The detail of the accounts payable balance is as follows:

--------------------------------------------------------------------------------
                                                   2004               2003
                                                  THCH$               THCH$
--------------------------------------------------------------------------------
SUPPLIERS
        Local                                    99,136,301         119,108,894
        Foreign                                  14,154,951           3,503,295
CARRIER SERVICE                                   4,696,994           7,394,052
ACCRUAL OF COMPLETION PERCENTAGE                 10,690,047          29,794,445
--------------------------------------------------------------------------------
                                    TOTAL       128,678,293         159,800,686
--------------------------------------------------------------------------------

       ALEJANDRO ESPINOZA QUEROL                    CLAUDIO MUNOZ ZUNIGA
           GENERAL ACCOUNTANT                          GENERAL MANAGER

                                                                         Item 2.

          COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
          -------------------------------------------------------------

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               2

                                    CONTENTS
                                    --------

         1.       Highlights............................................................................................  3

         2        Volume statistics, property, plant & equipment and statements of income...............................  7

         3.       Analysis of results for the period

         7.       Explanation of the main differences between market or economic value and the book value

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               3

1. HIGHLIGHTS

         RESULTS FOR THE PERIOD AND BUSINESS STATISTICS FOR THE COMPANY
         --------------------------------------------------------------

         As of March 31, 2004, Telefonica CTC Chile recorded consolidated net income of Ch$ 3,513 million, figure that represents a drop of 51.6% in relation to net income obtained in the same period of the previous year of Ch$ 7,258 million.

         At an operating level, the revenues of Telefonica CTC Chile reached a surplus of Ch$ 23,745 million, a 27.8% decrease in the figure reached in the first quarter of 2003 of Ch$ 32,872 million.

         This effect is derived from a 1.3% increase in operating income and a
         7.1% increase in operating costs. It should be noted that among the main effects of the 10.1% growth in the mobile customer portfolio during the first quarter of 2004, equivalent to 230,378 customers, is the acquisition cost which is reflected in income during the first quarter of 2004, whereas income generates cash flows as of that period and extends during the future permanence of the customers.

         Non-operating income in the first quarter of 2004, shows a deficit of
         Ch$ 13,855 million, 15.6% less than the previous year of Ch$ 16,425 million, derived mainly from the drop in financial expenses associated to a lower debt level and improved financing conditions, Together a decrease by goodwill amortization expenses. This was partly compensated by a negative effect of the price-level restatement and financial income lower.

         Inasmuch as business operating figures, as of March 31, 2004,
         Telefonica CTC Chile's regular telephone lines in use reached
         2,419,587, showing a decrease of 8.0% in relation to March 31, 2003. In the ADSL service, customers reached 143,108 with a growth of 116.6% in relation to the previous year. Mobile service customers reached
         2,500,135 with a growth of 32.7% in comparison to 2003. The long-distance business presented a increase in traffic of 1.8% in national long distance (NLD) and 6.3% in outgoing international long distance (ILD), reaching 168 million minutes and 17 million minutes, as of March 31, 2004, respectively. ATM links for corporate customers increased by 12.3% whereas IP dedicated links grew by 68.4%.

         As of March 31, 2004, the corporation's staff reached 4,731 employees, which represents an increase of 2.5 compared to March 2003.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               4

         TARIFF SETTING PROCESS FOR TELEFONICA CTC (LOCAL TELEPHONE SERVICE)
         -------------------------------------------------------------------

         As an issue prior to beginning of the rate setting process of the services rendered by Telefonica CTC Chile, on January 13, 2003,
         Telefonica CTC Chile S.A. requested the pronouncement of the Resolutive
         Commission to decree freedom of rates in specific geographical zones, define the telephone services that will be subject to rate regulation where the market conditions do not yet merit a rate freedom regime and determine that Telefonica CTC Chile has the right to offer alternative rate plans without prior authorization.

         On May 20, 2003, the Resolutive Commission dictated Resolution No. 686 defining the services subject to rate setting by the Ministries of
         Economy and Transport and Telecommunications, which are similar to those established for the 1999 - 2004 period. The mentioned Resolution
         No. 686 rejected the petition for rate freedom for specific primary zones requested by Telefonica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the
         Resolutive Commission did not issue a specific pronouncement although the majority of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that a pronouncement on that matter was not in their jurisdiction.

         On April 30, 2003, Telefonica CTC presented to the Communications
         Undersecretary (Subtel) its proposal for Technical Economic Basis for the Rate Setting Study of the Services provided to the public and for the Rate Setting Study of services provided by Telefonica CTC Chile to other Public Telephone concessionaires, to intermediate services concessionaires that provide long distance telephone service and to suppliers of complementary services.

         On May 30, 2003, Subtel submitted to Telefonica CTC Chile the
         Preliminary Basis. In this respect, Telefonica CTC Chile formulated 84 controversies to the Preliminary Basis of Subtel and requested formation of the Experts Commission in accordance with what is established in the Law and in the Regulations that Regulate the
         Procedure, Publicity and Participation in the Rate Setting Process.

         The Experts Commission was officially formed on June 17, by the experts designated by Telefonica CTC Chile and Subtel, and issued their report on July 17, 2003, unanimously pronouncing themselves on 76 controversies formulated by Telefonica CTC Chile, with the exception of a single one of these which was by majority.

         On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which set the Final Technical - Economic Basis that govern the rate study to set the levels, structure and indexation mechanisms for services subject to rate setting provided by Telefonica CTC Chile.

         On November 6, 2003 Telefonica CTC Chile, presented the Rate Study setting the levels, structure and indexation mechanism for services subject to rate setting.

         On March 5, 2004, the Ministries of Transport and Telecommunications
         and Economy, Development and Reconstruction submitted the Report on
         Objections and Opposition to the Rate Study. Telefonica CTC Chile
         requested the formation of an Experts Commission, which was officially formed on March 12. The Experts Commission issued their report on April
         2, making a pronouncement on the inquiries made by Telefonica CTC
         Chile.

         On April 4, 2004, Telefonica CTC Chile submitted to the Ministries the
         Report on Modifications and Insistence on the Rate Study, incorporating the recommendations made by the Experts Commission and insisting on those other matters that were not the subject of inquiries.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               5

         RATE FLEXIBILITY
         ----------------

         Since Resolution No. 686 was not very precise in the matter of Rate
         Flexibility, on September 1, 2003, Telefonica CTC Chile presented a request to clarify and complement such resolution to the Honorable
         Resolutive Commission, in respect to this important matter.

         It is thus that the Honorable Resolutive Commission finally made a pronouncement on the request of Telefonica CTC Chile and by means of
         Resolution No. 709 of October 13, 2003 resolved to: "Accept the request made in fs 476 by Compania de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No.686, of May 20,
         2003, in the sense that what was resolved implies that the existing market conditions still do not merit such rate freedom, therefore a rate, which must be understood as a maximum, must be set. Lower rates in other plans can be offered, but the conditions in these to duly protect and provide guarantees to users in respect to those in a dominant market position, must be matters regulated by the respective authority."

         The rate flexibility allows Telefonica CTC Chile to offer its customers various commercial plans, keeping to a general framework for the application of the flexibility, which must be defined by the authority, without requesting authorization for each plan. In this respect,
         Telefonica CTC Chile requested from the authority that they dictate the corresponding standards.

         Decree No. 742 of December 24, 2003 issued by the Ministry of Transport and Telecommunications was published in the "Diario Oficial" of
         February 26, 2004. This decree established the regulation that governs, without restriction as to levels or structure, the conditions under which various plans and joint offers from the dominant operators of the local telephone public service can be offered.

         MOBILE TELEPHONE INTERCONNECTION RATE SETTING PROCESS
         -----------------------------------------------------

         On January 10, 2003, Telefonica Movil presented to Subtel its Technical
         Economic Basis proposal to govern the access charges rate setting study for the 2004-2009 period.

         By means of Resolution issued on February 22, 2003, Subtel approved the
         Final Technical Economic Basis that will govern the rate setting process for interconnection services of the concessionaires of the mobile telephone public service.

         Last July 25, Telefonica Movil presented the Rate Study to set rates for services subject to rate setting.

         On November 22, 2003, the Report of Objections and Counter Proposals to
         the rates proposed by Telefonica Movil S.A. for services subject to rate setting was notified. Telefonica Movil S.A. requested the formation of an Expert Commission, which was formed on December 2,
         2003, to make a pronouncement on the controversies presented by concessionaire Telefonica Movil S.A. for the services subject to rate setting. On December 20, the Expert Commission submitted the report to the parties.

         On December 22, 2003, Telefonica Movil S.A. presented the Report on
         Modifications and Insistence, incorporating on the one hand the pertinent modifications and on the other, justifiably insisting on the values presented in the Rate Study, attaching the Report of the Expert
         Commission.

         The Ministries of Transport and Telecommunications and of Economy,
         Development and Reconstruction, by decree will set the levels, structure and mechanisms of indexation of the services subject to rate setting. That decree was sent to the Contraloria General de la
         Republica, the General Controller of the Republic with the supporting report attached.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               6

         On April 12, 2004, the General Controller of the Republic became aware of the decrees that set the rate for access charges of the Mobile
         Telephony companies. The rate decrees were published in the Official
         Gazette of April 14, 2004.

         DECREASE IN FINANCIAL DEBT

         Telefonica CTC Chile has continued improving its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through the global drop in interest rates. As of March
         31, 2004, the debt ratio, measured as the relationship between current liabilities and shareholders' equity was 0.90, figure that has shown a continuous downward tendency comparing favorably to the ratio of 1.08 recorded in the same period the previous year. As of March 31, 2004, financial debt reached US$1,387 million, reflecting a decrease of 9.6%
         in relation to the nominal financial debt of US$ 1,534 million recorded as of March 31 of the previous year. The drop in debt levels together with the improved financing conditions and the drop in the dollar decreased financial expenses by 34.1 % in 2004.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               7

2.     VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF INCOME

                                   TABLE NO. 1
                                VOLUME STATISTICS

       ========================================================================================================

                        DESCRIPTION                       MARCH           MARCH               VARIATION
                                                           2003            2004             Q              %
       --------------------------------------------------------------------------------------------------------

       Lines in Service at (end of period)                 2,630,223      2,419,587     (210,636)        -8.0%
       --------------------------------------------------------------------------------------------------------
       Total Average Lines in Service                      2,655,948      2,412,799     (243,149)        -9.2%
       --------------------------------------------------------------------------------------------------------
       Local calls (millions) (1)                              1,165          1,119          (46)        -3.9%
       --------------------------------------------------------------------------------------------------------
       Inter-primary DLD Minute(2) (thousands)               657,313        539,504     (117,809)       -17.9%
       --------------------------------------------------------------------------------------------------------
       Total ILD Minutes(3) (thousands)                      403,283        288,328     (114,955)       -28.5%
       --------------------------------------------------------------------------------------------------------
                ILD Minute Outgoing (incl. Internet)         319,359        188,238     (131,121)       -41.1%
       --------------------------------------------------------------------------------------------------------
                ILD Minutes Incoming                          83,924        100,090        16,166        19.3%
       --------------------------------------------------------------------------------------------------------
       Line Connections                                       65,045         82,307        17,262        26.5%
       --------------------------------------------------------------------------------------------------------
       Mobile Telephone Customers                          1,883,837      2,500,135       616,298        32.7%
       --------------------------------------------------------------------------------------------------------
       ADSL Connections in Service                            66,060        143,108        77,048       116.6%
       --------------------------------------------------------------------------------------------------------
       Permanent Personnel Telefonica CTC Chile(4)             2,563          3,014           451        17.6%
       --------------------------------------------------------------------------------------------------------
       Permanent Personnel Subsidiaries                        2,053          1,717         (336)       -16.4%
       --------------------------------------------------------------------------------------------------------
       Total Corporate Personnel                               4,616          4,731           115         2.5%
       --------------------------------------------------------------------------------------------------------

       ========================================================================================================

1.   Does not include calls from public phones owned by the Company.

2.   DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefonica CTC Chile, including the traffic of 188
     Telefonica Mundo and Globus 120, for which access fees are charged.

3.   ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.

4.   Includes staff with contracts determined term.

                                   TABLE NO. 2
                 CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
               (FIGURES IN MILLIONS OF PESOS AS OF MARCH 31, 2004)

       ========================================================================================================
                                                           MARCH          MARCH                  VARIATION
                        DESCRIPTION                        2003            2004                MCH$        %
       --------------------------------------------------------------------------------------------------------

       Land, Infrastructure, Machinery and Equipment        3,817,416      3,925,309          107,893     2.8%
       --------------------------------------------------------------------------------------------------------
        Projects and Works in Progress                        142,234         98,179         (44,055)   -31.0%
       --------------------------------------------------------------------------------------------------------
        Accumulated Depreciation                          (2,043,217)    (2,251,300)        (208,083)    10.2%
       --------------------------------------------------------------------------------------------------------
        NET PROPERTY, PLANT & EQUIPMENT                     1,916,433      1,772,188        (144,245)    -7.5%
       ========================================================================================================

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               8
                                  TABLE NO. 3
                 CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
                       ENDED AS OF MARCH 31, 2004 AND 2003
                  (Figures in millions of pesos as of 03.31.04)

==================================================================================================================================
         DESCRIPTION                                       JAN - MAR    JAN - DEC     JAN - MAR        VARIATION (2003/2002)
                                                                                                 ---------------------------------
                                                             2003          2003         2004           MCH$                  %
----------------------------------------------------------------------------------------------------------------------------------

Local Telephone Service                                      93,365       372,668       86,398        (6,967)               -7.5%
  Basic Telephone Service                                    76,959       299,908       67,753        (9,206)              -12.0%
  Fixed Charges                                              39,555       151,381       35,370        (4,185)              -10.6%
  Variable Income                                            35,798       142,933       31,147        (4,651)              -13.0%
  Connections and Other Installations                         1,606         5,594        1,236          (370)              -23.0%

ACCESS CHARGES AND INTERCONNECTIONS (1)                       5,757        25,502        5,726           (31)               -0.5%
  National Long Distance                                      2,309         8,723        1,839          (469)              -20.3%
  International Long Distance                                   727         2,672          505          (222)              -30.5%
  Other Charges and Interconnection Services                  2,721        14,107        3,381           660                24.3%

ADVERTISEMENTS IN TELEPHONE DIRECTORIES                         959         5,353        1,156           198                20.6%

OTHER LOCAL TELEPHONE SERVICES                                9,691        41,905       11,763         2,072                21.4%
  Value Added Service                                         4,491        18,039        4,016          (475)              -10.6%
  Commercialization of Equipment                              2,239         8,762        2,863           624                27.9%
  Other Services                                              2,961        15,104        4,884         1,923                65.0%

LONG DISTANCE                                                17,293        61,347       15,026        (2,267)              -13.1%
  National Long Distance                                      7,710        26,078        6,223        (1,487)              -19.3%
  International Service                                       6,790        24,453        6,273          (517)               -7.6%
  Media and circuit rentals                                   2,794        10,816        2,530          (264)               -9.4%

Mobile Communications                                        54,869       236,432       65,618        10,749                19.6%
  Mobile Communications                                      32,303       148,680       45,535        13,232                41.0%
  CPP Interconnection (2)                                    22,566        87,752       20,084        (2,482)              -11.0%

Corporate Communications                                     17,958        78,339       18,711           754                 4.2%
  Equipment Sales and Rental, Network Sales                   7,799        35,859        7,842            43                 0.6%
  Private Services                                           10,159        42,481       10,870           711                 7.0%

OTHER BUSINESSES                                             14,472        59,940       14,873           401                 2.8%
  Public Telephones                                           2,908        11,026        2,729          (178)               -6.1%
  ITI Maintenance and Equipment Sales                         7,391        30,782        7,978           587                 7.9%
  Other Income (3)                                            4,174        18,132        4,166            (8)               -0.2%

----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING INCOME                                      197,958       808,726      200,627         2,669                 1.3%
----------------------------------------------------------------------------------------------------------------------------------

 OPERATING COSTS                                           (126,417)     (523,208)    (134,400)       (7,983)                6.3%
   Payroll                                                  (12,943)      (56,555)     (13,729)         (786)                6.1%
   Depreciation                                             (64,899)     (262,369)     (63,951)          948                -1.5%
   Other Operating Costs                                    (48,575)     (204,284)     (56,720)       (8,145)               16.8%
ADMINISTRATION AND SELLING COSTS                            (38,668)     (170,737)     (42,482)       (3,814)                9.9%
----------------------------------------------------------------------------------------------------------------------------------

  TOTAL OPERATING COSTS                                    (165,086)     (693,945)    (176,882)      (11,796)                7.1%
----------------------------------------------------------------------------------------------------------------------------------

  OPERATING INCOME                                           32,872       114,781       23,745        (9,127)              -27.8%
----------------------------------------------------------------------------------------------------------------------------------
    Financial Income                                          2,281         7,042        1,840          (441)              -19.3%
    Other Non-operating Income                                1,790        12,272          694        (1,096)              -61.2%
    Income from Investment in Related Companies  (4)            153           677           23          (130)              -85.0%
    Financial Expenses                                      (17,216)      (60,939)     (11,345)        5,871               -34.1%
    Amortization of Goodwill                                 (3,727)      (22,969)      (2,826)          901               -24.2%
    Other Non-operating Expenses                             (1,795)      (12,409)        (993)          802               -44.7%
    Price-level Restatement                                   2,089           632       (1,248)       (3,337)                C.S.
----------------------------------------------------------------------------------------------------------------------------------

NON-OPERATING INCOME                                        (16,425)      (75,694)     (13,855)        2,570               -15.6%
----------------------------------------------------------------------------------------------------------------------------------

  INCOME BEFORE INCOME TAX                                   16,447        39,088        9,890        (6,557)              -39.9%
----------------------------------------------------------------------------------------------------------------------------------
    Taxes                                                    (9,173)      (28,864)      (6,421)        2,752               -30.0%
    Minority Interest                                           (16)         (140)          44            60                 C.S.

----------------------------------------------------------------------------------------------------------------------------------

NET INCOME  (5)                                               7,258        10,083        3,513        (3,745)              -51.6%
==================================================================================================================================

  (1)    Due to accounting consolidation does not include access charges of 188
  Mundo Telefonica and Globus.
  (2)    Corresponds to income recorded in Telefonica Movil.
  (3)    Includes revenues from Sonda, until August 2003, Telemergencia,
  Tgestiona and Telefonica Internet Empresas
  (4) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses). (5) For comparative purposes certain reclassifications have been made for 2002 statements of income.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                               9
3.       ANALYSIS OF RESULTS FOR THE PERIOD

3.1      OPERATING INCOME

         As of March 31, 2004, operating income reached Ch$ 23,745 million, which represents a decrease of 27.8% in comparison to the first quarter previous year.

         OPERATING INCOME
         ----------------

         Operating income for the period reached Ch$ 200,627 million showing a decrease of 1.3% in relation to 2003.

         This variation originated mainly from the 19.6% growth in income from mobile services, the 4.2% increase in corporate communications income and the 21.4% increase in other local telephony services. This was partly compensated by an 11.7% decrease in local income from fixed income and variable income and a 13.1 % drop in income from long distance services.

         INCOME FROM LOCAL TELEPHONE SERVICE: Income from BASIC TELEPHONE
         SERVICE decreased by 12.0% in respect to the previous year. The variation experienced by this income is mainly derived from: (i) the
         10.6% decrease in the level of FIXED INCOME, corresponding to the fixed monthly charge for network connections, together with VARIABLE INCOME which decreased by 13.0% in respect to the previous year, due to a 9.2%
         decrease in the average lines in service, the declining behavior of traffic per line and the 1% drop in rate in May 2003.

         Consolidated income from ACCESS CHARGES AND INTERCONNECTIONS decreased by 0.5%, mainly due to a 20.3% and 30.5% decrease in access charges national and international long distance, as a consequence of the 17.9%
         and 28.5% drop in interconnection traffic, respectively. This was partly compensated by a 24.3% increase in other interconnection charges and services.

         OTHER LOCAL TELEPHONE SERVICES, increased by 21.4% due to an increase of 27.9% in commercialization of equipment and a 65.0% increase in other services highlighting the increase of ADSL broad band services rendered which have translated into 167% higher income in comparison to
         2003. This was compensated in part by a 10.6% decrease in value added services.

         It should be noted that income from other local telephony services includes the contribution of ADSL broad band services, which present a sustained growth during the last periods.

         LONG DISTANCE: Income from these services decreased by 13.1%in respect to 2003, due to a 19.3% and 7.6% decrease in NLD and ILD, respectively, situation that was influenced by a decrease in average outgoing long distance prices, in spite of a 1.8% growth in NLD traffic and a 6.3%
         increase in outgoing ILD traffic. Media and circuit rental show lower income equivalent to 9.4% in relation to the first quarter of 2003.

         MOBILE COMMUNICATIONS: Total income from this business increased by
         19.6% in relation to 2003, mainly due to the 27.4% growth experienced in the average mobile customer portfolio, partially offset by the drop in average income per subscriber, and a higher level of prepaid customers in relation to contract customers. It should be noted that this business includes income regulated by incoming traffic to mobile telephones (CPP).

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              10

         CORPORATE COMMUNICATIONS: Presents a 4.2% increase in respect to the previous year, due to a 7.0% increase in income from data and circuits and a 0.6% increase in income from commercialization of networks and advanced telephony, notwithstanding the transfer of management of the
         Internet connections business to Telefonica Internet Empresas.

         OTHER OPERATING INCOME: Shows a 2.8% increase due to a 7.9% increase in income from maintenance of inside telephone installation maintenance, compensated in part a 6.1% drop in income from public telephones.

         OPERATING COSTS
         ---------------

         Operating costs of Ch$176,882 million for the period decreased by 7.1%
         compared to 2003.

         This increase is mainly explained by the 6.1% rise in the cost of
         REMUNERATIONS, whereas DEPRECIATION recorded a 1.8% drop derived mainly from the drop in the level of investments made by the corporation.
         OTHER OPERATING COSTS increased by 17.2% mainly due to the increase in costs of the mobile business associated to the growth in their activities, which has fundamentally translated into an increase in their cost of equipment sold and interconnection costs.

         ADMINISTRATION AND SELLING COSTS present an increase of 9.9% in relation to the first quarter of the previous year, derived mainly from the increase in the cost of mobile business associated to the growth in its activities, which have generated an increase in its cost of commissions from sales and advertising.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              11

         3.2      NON-OPERATING INCOME

         NON-OPERATING INCOME obtained in the first quarter 2004 shows a deficit of Ch$13,855 million, figure that is 37.6% less than the non-operating deficit in 2003. The variation in non-operating income is broken down as follows:

         FINANCIAL INCOME shows a drop of 19.3%, mainly due to lower national and international interest rates and less available funds, destined to decrease the Corporation's financial debt.

         OTHER NON-OPERATING INCOME shows a 61.2% decrease mainly explained by higher value of Terra Networks shares in the market recorded in 2003.

         FINANCIAL EXPENSES show a 34.1% decrease in 2004, associated mainly to lower financial debt, renegotiation of the current loan rates, a drop in the interest rates in the market and the effect of the lower exchange rate.

         OTHER NON-OPERATING INCOME decreased by 44.7%, mainly due to higher expenses incurred in 2003 for staff severance indemnities and expenses associated to lawsuits and other expenses recorded in 2003.

         PRICE-LEVEL RESTATEMENT recorded a loss of Ch$1,248 million whereas the same period in the previous year recorded net income of Ch$ 2,089 million, due in part to the influence of the negative CPI recorded in the first quarter of 2004. It should be noted, that a 100% coverage level has been maintained for changes in the exchange rate and a 62%
         interest rate coverage. The Company's peso-dollar exchange policy allowed neutralization of the effects of the changes in the exchange rate of 2003 and 2004.

         3.3      NET INCOME FOR THE YEAR

         Net income showed a gain of Ch$ 3,513 million, in comparison to a loss of Ch$7,258 million in 2003. Income obtained in the year derives from the 27.8% decrease in operating income, compensated by a 15.6% decrease in the non-operating deficit whereas income tax decreased by 30.0% in relation to the previous year.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              12

4.       RESULTS BY BUSINESS AREA

         LOCAL TELEPHONE BUSINESS: Presented a net loss of Ch$4,565 million in the year, situation that represents a deficit decrease of Ch$ 5,558 million in respect to the previous year.

         LONG DISTANCE BUSINESS: Shows net income of Ch$4,919 million, a 27.0%
         decrease in comparison to the previous year. This variation is composed of a 16.7% drop in operating income, a decrease in the non-operating surplus, situation that was partly compensated by lower taxes.

         CORPORATE COMMUNICATIONS BUSINESS: This business contributed net income of Ch$4,408 million, a 14.4% decrease in relation to 2003 which shows net income of Ch$5,147 million, notwithstanding the 5.0% increase in operating income.

         MOBILE TELEPHONE BUSINESS: The mobile business presents a loss of
         Ch$2,889 million in the period, whereas in 2003 it showed net income of
         Ch$2,933 million. This effect is mainly due to a 21.5% increase in operating income and the effect of the 32.7% increase in its operating costs due to the strong growth rate maintained.

         OTHER BUSINESSES: Altogether other business generated net income of
         Ch$1,640 million and operating net income of Ch$ 3,116 million in the period, whereas during the same period the previous year a net loss of
         Ch$2,002 million was recorded and operating net income of Ch$233 million. These businesses mainly include ISP services for PYMES, public telephony, maintenance and installation of basic telephone equipment,
         Telemergencia alarm monitoring services and shared services.

         The following graph shows the contribution of each business area to corporate income:

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                             13

                                                                              13

                          INCOME AND COSTS BY BUSINESS
                          AS OF MARCH 31, 2003 AND 2004
                 (Figures in millions of pesos as of 03.31.04)

------------------------------------------------------------------------------------------------------------------------------
                                             LOCAL                 CORPORATE COMMUNICATIONS           LONG DISTANCE

                                  Jan-Mar   Jan-Dec    Jan-Mar   Jan-Mar    Jan-Dec   Jan-Mar   Jan-Mar   Jan-Dec   Jan-Mar
                                   2003       2003      2004       2003      2003       2004     2003       2003      2004
------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                  106,295   429,789    101,613    24,072     98,091    24,255    23,815    90,618    21,523
  Income                           93,365   372,668     86,398    17,958     78,339    18,711    17,293    61,347    15,026
  Intercompany Transfers           12,928    57,120     15,215     6,115     19,751     5,543     6,521    29,270     6,496

OPERATING EXPENSES                (91,099) (382,511)   (93,150)  (18,983)   (78,138)  (18,909)  (16,659)  (66,213)  (15,562)
  Payroll                         (11,528)  (50,524)   (13,678)   (1,667)    (8,065)   (1,991)   (1,199)   (5,626)     (426)
  Depreciation                    (41,917) (166,854)   (39,015)   (2,870)   (12,043)   (2,956)   (2,705)  (10,891)   (2,807)
  Goods and Services              (26,506) (116,557)   (28,671)   (4,495)   (21,052)   (2,851)   (9,592)  (35,073)   (8,416)
  Intercompany Transfers          (11,148)  (48,576)   (11,787)   (9,951)   (36,977)  (11,111)   (3,162)  (14,624)   (3,912)

OPERATING INCOME                   15,195    47,278      8,463     5,090     19,953     5,346     7,156    24,404     5,961

NON-OPERATING INCOME AND EXPENSES
  Financial Expenses              (17,064)  (60,102)   (11,138)      275        (18)       (9)                (16)-
  Other Income and Expenses           426    (1,435)    (1,657)      215       (596)      (14)    1,475       858       188
  Intercompany Transfers            4,080    17,068      4,267      (348)      (494)       61      (559)   (2,003)     (188)

NON-OPERATING INCOME              (12,557)  (44,470)    (8,528)      142     (1,107)       37       915    (1,161)       (1)
------------------------------------------------------------------------------------------------------------------------------
R.A.I.I.D.A.I.E (*)                61,619   229,765     50,088     7,827     30,907     8,349    10,777    34,150     8,768
------------------------------------------------------------------------------------------------------------------------------

TAXES AND OTHERS                   (8,194)  (23,801)    (4,500)      (85)    (1,524)     (976)   (1,335)   (4,633)   (1,041)

INCOME AFTER TAXES                 (5,556)  (20,993)    (4,565)    5,147     17,321     4,408     6,736    18,610     4,919
------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                       MOBILE TELEPHONES                  OTHERS

                                  Jan-Mar   Jan-Dec   Jan-Mar   Jan-Mar   Jan-Dec   Jan-Mar
                                   2003       2003      2004     2003       2003      2004
---------------------------------------------------------------------------------------------

OPERATING INCOME                   56,050   241,188    68,088    20,242    85,672    19,342
  Income                           54,869   236,432    65,618    14,472    59,940    14,873
  Intercompany Transfers            1,180     4,755     2,469     5,769    25,733     4,468

OPERATING EXPENSES                (51,731) (227,786)  (68,662)  (20,009)  (80,674)  (16,226)
  Payroll                          (3,330)  (14,315)   (4,007)   (2,463)  (10,894)   (1,241)
  Depreciation                    (14,552)  (63,698)  (17,672)   (2,992)  (11,919)   (2,847)
  Goods and Services              (31,323) (139,116)  (44,364)   (7,948)  (27,318)   (5,955)
  Intercompany Transfers           (2,526)  (10,657)   (2,618)   (6,607)  (30,543)   (6,183)

OPERATING INCOME                    4,320    13,402      (574)      233     4,999     3,116

NON-OPERATING INCOME AND EXPENSES
  Financial Expenses                 (273)     (865)     (198)     (275)       60        (1)
  Other Income and Expenses           195    (1,610)     (245)   (1,400)  (11,972)     (771)
  Intercompany Transfers           (2,050)   (8,444)   (2,549)     (244)   (1,380)     (170)

NON-OPERATING INCOME               (2,130)  (10,918)   (2,992)   (1,919)  (13,292)     (942)
---------------------------------------------------------------------------------------------
R.A.I.I.D.A.I.E (*)                17,016    67,046    14,305     1,581     3,566     5,023
---------------------------------------------------------------------------------------------

TAXES AND OTHERS                      743     2,038       676      (316)   (1,084)     (534)

INCOME AFTER TAXES                  2,933     4,521    (2,889)   (2,002)   (9,377)    1,640
---------------------------------------------------------------------------------------------

(*)  R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

                     GRAPH OF NET INCOME (LOSS) BY BUSINESS
                          AS OF MARCH 31, 2003 AND 2004
                 (Figures in millions of pesos as of 03.31.04)

                                [CHART OMITTED]

 8,000

 6,000

 4,000

 2,000

    0

(2,000)

(4,000)

(6,000)

(5,556)  (4,565)  5,147  4,408  6,736   4,919   2,933   (2,889)  (2,002)  1,640

                              Corporate                        Mobile
                   Local   Communications    Long Distance  Telephones  Others
[ ] Mar 2003      (5,556)      5,147             6,736         2,933    (2,002)
[ ] Mar 2004      (4,565)      4,408             4,919        (2,889)    1,640

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              14

5.       STATEMENT OF CASH FLOWS

                                   TABLE NO. 4
                             CONSOLIDATED CASH FLOWS
               (Figures in millions of pesos as of march 31, 2004)

         =================================================================================================================

                          DESCRIPTION                     JAN-MAR         JAN-MAR                       VARIATION
                                                            2003            2004                 MCH$               %
         -----------------------------------------------------------------------------------------------------------------

         Cash flows from operating activities                 69,334           38,260          (31,074)          -44.8%
         -----------------------------------------------------------------------------------------------------------------
         Cash flows from financing activities                (14,967)          (6,890)           8,077           -54.0%
         -----------------------------------------------------------------------------------------------------------------
         Cash flows from investment activities               (28,955)         (24,793)           4,162           -14.4
         -----------------------------------------------------------------------------------------------------------------
         Effect of inflation on cash and cash                   (144)             160              304            C.S.
         equivalents
         -----------------------------------------------------------------------------------------------------------------
         Net change in cash and cash equivalents for          25,268            6,737          (18,531)          -73.3%
         the period
         =================================================================================================================

         The Ch$6,737 million increase in cash flows for 2004 compared to the
         Ch$ 25,268 million increase in 2003, is derived from a decrease in cash flows from operating activities, which notwithstanding was higher than the cash flows for amortization and prepayment destined to decrease the financial debt and lower cash flows from investment activities in the first quarter of 2004.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              15

    6.   FINANCIAL INDICATORS

                                   TABLE NO. 5
                        CONSOLIDATED FINANCIAL INDICATORS

      ------------------------------------------------------------------------  -------------  --------------  -------------

                                    DESCRIPTION                                  JAN - MAR       JAN - DEC      JAN - MAR
                                                                                    2003           2003            2004
      ------------------------------------------------------------------------  -------------  --------------  -------------

                                  LIQUIDITY RATIO
       CURRENT RATIO                                                                1.31           0.86            1.02
       (Current Assets / Current Liabilities)

       ACID RATIO                                                                   0.37           0.14            0.14
       (Most liquid assets / Current Liabilities)
      ------------------------------------------------------------------------  -------------  --------------  -------------
                                    DEBT RATIOS
       DEBT RATIO                                                                   1.08           0.93            0.90
       (Total Liabilities / Shareholders' Equity)

       LONG-TERM DEBT RATIO                                                         0.73           0.59            0.63
       (Long-term Liabilities / Total Liabilities)

      FINANCIAL EXPENSES COVERAGE                                                   1.82           1.53            1.71
      (Income Before Taxes and Interest / Interest Expenses)
      ------------------------------------------------------------------------  -------------  --------------  -------------

                       RETURN AND NET INCOME PER SHARE RATIO
       OPERATING MARGIN                                                             16.5%          14.2%           11.8%
      (Operating Income / Operating Revenues)

      OPERATIONAL INCOME RETURN                                                      1.7%           5.9%            1.3%
      (Operating Income / Net Property, Plant and Equipment (1))

      NET INCOME PER SHARE                                                           $7.6            $10.6          $3.7
      (Net Income / Average number of paid shares each year)

      RETURN ON EQUITY                                                               0.56%             0.8%         0.27%
      (Net income / Average shareholders' equity)

      RETURN SHAREHOLDERS' ON ASSETS                                                 0.27%            0.39%         0.14%
      (Net income / Average assets)

      OPERATING ASSETS YIELD                                                         0.38%             0.5%         0.20%
      (Net income / Average operating assets (2))

      RETURN ON DIVIDENDS                                                            N.A.              0.8%         N.A.
      (Paid dividends / Market Price per Share)
      ------------------------------------------------------------------------  -------------  --------------  -------------

                                ACTIVITY INDICATORS

      TOTAL ASSETS                                                              MM$ 2,710,660   MM$ 2,482,913  MM$ 2,447,147
      ------------
      SALE OF ASSETS                                                            MM$        48   MM$    32,028  MM$       183
      --------------
      INVESTMENTS IN OTHER COMPANIES AND PROPERTY, PLANT AND EQUIPMENT          MM$    31,054   MM$   143,284  MM$    18,024
      ----------------------------------------------------------------

      INVENTORY TURNOVER                                                             2.2             3.1            3.7
      (Cost of Sales / Average Inventory)

      DAYS IN INVENTORY                                                              164             116             97
      (Average Inventory / Cost of sales times 360 days)
      ========================================================================  =============  ==============  =============

(1)  FIGURES AT THE BEGINNING OF THE YEAR, RESTATED.

(2)  PROPERTY, PLANT AND EQUIPMENT ARE CONSIDERED OPERATING ASSETS

(3)  TELEFONICA CTC CHILE DID NOT PAY DIVIDENDS DURING THE FIRST QUARTER OF 2003
     AND 2004.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              16

         From the previous table, we emphasize the following:

         The common liquidity ratio shows a decrease due to the 12.5% drop in current assets, while current liabilities increased by 12,5% in respect to the previous year.

         The INDEBTEDNESS RATIO decreased due to lower levels of financial liabilities in relation to the January - March 2003 period.

7.       EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE
         AND THE BOOK VALUE OF THE COMPANY'S ASSETS

         Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the
         Company's assets taken as a whole.

         In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.       REGULATORY ISSUES

         FIXED TELEPHONY TARIFF DECREE

         Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefonica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on
         May 4, 2004.

         The main services subject to regulation of rates are: Telephone Line
         Service (formerly Fixed Charge), Local Measured Service, Local Stretch,
         Access Charges, Communications Service from Public Telephones and
         Network Segregation Services.

         In relation to the procedure to be followed for rate setting of services subject to rate regulation, on January 13 of this year
         Telefonica CTC Chile S.A. requested that the Resolutive Commission make a pronouncement to decree freedom of rates in specific geographic zones, define telephone services that will be subject to rate regulation where market conditions do not yet merit a rate freedom regime and determine that CTC Chile has the right to offer alternative rate plans without prior authorization.

         Subtel began the process of setting rates for Telefonica CTC Chile together with the process of setting rates for public services provided by Entelphone in Easter Island and interconnection service rates
         (access charges) provided by Entelphone, CMET, Telesat and Manquehue
         Net.

         On April 30, 2003, Telefonica CTC submitted to Subtel its proposal for
         Technical Economic Basis for the Rate Setting Study of Services
         provided to the public and for the Rate Setting Study of Services provided by Telefonica CTC Chile to other Public Telephone service concessionaires, to intermediate services concessionaires, which provide long distance telephone service and to suppliers of complementary services.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              17

         On May 20, 2003, the Resolutive Commission dictated Resolution No. 686 defining the services subject to rate setting by the Ministries of
         Economy and Transport and Telecommunications, which are similar to those established for the 1999 - 2004 period. The mentioned Resolution
         No. 686 rejected the petition for rate freedom for specific primary zones requested by Telefonica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the
         Resolutive Commission did not issue a specific pronouncement although the majority of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that that matter did not correspond to that Commission

         On May 30, 2003, Subtel submitted to Telefonica CTC Chile the
         Preliminary Basis. In this respect, Telefonica CTC Chile formulated 84 controversies to the Preliminary Basis of Subtel and requested formation of the Expert Commission in accordance with what is established in the Law and in the Regulations that Regulate the
         Procedure, Publicity and Participation in the Rate Setting Process.

         The Expert Commission was officially formed on June 17, by the experts designated by Telefonica CTC Chile and Subtel, and issued their report on July 17, 2003, unanimously pronouncing themselves on controversies formulated by Telefonica CTC Chile, with the exception of a single one of these which was by majority

         On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which set the Final Technical - Economic Basis that will govern the rate study to set the levels, structure and indexation mechanisms for services subject to rate setting provided by Telefonica CTC Chile

         Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the preliminary TEB. Therefore Subtel dictated the
         Final Technical Economic Basis for the respective companies.

         On November 6, 2003 Telefonica CTC Chile, presented the Rate Study that sets the levels, structure and indexation mechanisms for the services subject to rate setting.

         On March 5, 2004, the Ministries of Transport, Telecommunications and
         Economy, Development and Reconstruction submitted the Report on
         Objections and Opposition to the Rate Study. Telefonica CTC Chile
         requested the formation of an Experts Commission, which was officially formed on March 12. The Experts Commission issued their report on April
         2, making a pronouncement on the inquiries made by Telefonica CTC
         Chile.

         On April 4, 2004, Telefonica CTC Chile submitted to the Ministries the
         Report on Modifications and Insistence on the Rate Study, incorporating the recommendations made by the Experts Commission and insisting on those other matters that were not the subject of inquiries.

         RATE FLEXIBILITY

         By means of Resolution No. 709 of October 13, 2003, the Resolutive
         Commission decided to: "Accept the request made in fs 476 by Compania de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No.686, of May 20, 2003, registered in fs. 440, in the sense that what was resolved implies that the existing market conditions still do not merit such rate freedom, therefore a rate, which must be understood as a maximum, must be set. Lower rates for other plans can be offered, but the conditions of these to duly protect and provide guarantees to users in respect to those in a dominant market position, must be matters regulated by the respective authority."

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              18

         The rate flexibility allows Telefonica CTC Chile to offer its customers various commercial plans, other than the plan regulated by the authority, based on the conditions defined for these purposes by the respective authority.

         Decree No. 742 of December 24, 2003 of the Ministry of Transport and
         Telecommunications was published in the Official Gazette of February
         26, 2004. This decree established the regulation that governs, without restriction in levels or structure, the conditions under which various plans and joint offers from the dominant operators of the local telephone public service can be offered.

         MOBILE TELEPHONE RATE DECREE

         Decree No. 7 is in effect as of February 12, 1999. It establishes maximum rates for Telefonica Movil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

         Since the expiry of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefonica Movil presented their
         Technical Economic Basis Proposal beginning the process of setting the rates for the 2004-2009 period. Subtel, by means of Exempt Resolution of February 22, 2003, approved the Final Technical Economic Basis that will govern the process of setting Rates for Access Charges of the public mobile telephone service concessionaire.

         Last July 25, Telefonica Movil presented the Rate Study to set the rates for services subject to rate setting.

         On November 22, 2003, the Report of Objections and Counter Proposals to
         the rates proposed by Telefonica Movil S.A. for services subject to rate setting was notified. Telefonica Movil S.A. requested the formation of an Expert Commission, which was formed on December 2,
         2003, to make a pronouncement on the controversies presented by concessionaire Telefonica Movil S.A. for the services subject to rate setting for the five-year 2004-2009 period. On December 20, the Experts
         Commission submitted the report to the parties.

         On December 22, 2003, Telefonica Movil S.A. presented the Report on
         Modifications and Insistence, incorporating on the one hand the pertinent modifications and on the other, justifiably insisting on the values presented in the Rate Study, attaching the Report of the Expert
         Commission

         The Ministries of Transport and Telecommunications and of Economy,
         Development and Reconstruction, by decree will set the levels, structure and mechanisms of indexation of the services subject to rate setting. That decree was sent to the Contraloria General de la
         Republica, with the supporting report attached

         On April 12, 2004, the General Controllership of the Republic became aware of the decrees that set the rate for access charges of the Mobile
         Telephony companies. The rate decrees were published in the Official
         Gazette of April 14, 2004.

         INDEMNITY COMPLAINT AGAINST THE GOVERNMENT

         Upon extinguishing the administrative instances to correct the illegalities involved in the setting of rates, Telefonica CTC Chile
         S.A. filed a damage indemnity complaint against the Government.

         The complaint is for US$274 million, plus readjustments and interest.
         It covers past and future

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              19

         damages until May 2004, due to having to charge lower rates than those that should legally have been set.

         The Third Civil court of Santiago accepted the complaint, notifying the
         Government in order for them to reply. Once the Government reply and rejoinders were filed, ending the discussion period, the Court set the pertinent, substantial and controversial facts of evidence, which initiated the evidence stage, stage at which witnesses testified and documents were filed by both parties.

         Once the evidence stage was concluded the expert testimony stage requested by both parties began. The Court designated the Experts to testify on the different technical matters. On April 2, 2004, the first experts report was issued in relation to the overdue status of the access charges of fixed-mobile calls.

9.       ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

         During 2003 the sector showed strong dynamisms in the mobile telephony and Internet broad band markets, in contrast to the stagnation of the regular telephony, long distance and switch Internet (thin band)
         markets. This process continued during the first quarter of 2004, but there have been signs of recovery in the International Long Distance
         (ILD) market.

         In the competitive environment, there were no relevant changes during the first quarter year in the participation of operators in the different businesses, with the exception of Telefonica CTC Chile's increase in the broad band market share.

         Among the relevant competitive facts a highlight is that AT&T Latin
         America, owner of AT&T Chile, in mid-April 2003 invoked Chapter 11 of the United States Bankruptcy Law to reorganize its operations. This process resulted in a private tender in October 2003, where it was awarded to Telmex, which assumed operations in the firs quarter of
         2004.

         Another relevant event, at the end of 2003 is the takeover of management of United Global Com, 100% owner of VTR Chile, by Liberty
         Media, in turn 50% owner of Metropolis Intercom in association with the
         Claro Group. After this transaction, announced on January 5, 2004,
         Liberty requested that the Central Preventive Commission (Comision
         Preventiva Central) analyze the possibility of merging VTR and
         Metropolis Intercom. Both companies concentrate over 90% of the Cable
         TV market in Chile and are relevant competitors in the broad band market provided by cable modem. Likewise, VTR is the second largest telephone service operator in the country.

         LOCAL TELEPHONE SERVICE

         This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services. Incorporation to this market is regulated by concessions awarded by the Telecommunications
         Subsecretary of the Ministry of Transport and Telecommunications
         (Ministerio de Transportes y Telecomunicaciones (SUBTEL)).

         Currently twelve companies with thirteen brands participate in this market, including 4 rural operators. The penetration rate per 100 inhabitants as of March 2004 was in the order of 20.4 lines per 100 inhabitants. As March 2004, Telefonica CTC Chile has approximately
         74.8% of standard telephone lines.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              20

         On August 21, 1999, Decree No. 187 was published in the Official
         Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction and
         it regulates rates for the regulated services of Telefonica CTC Chile during the five-year period from 1999-2004, and had to be applied retroactively as of May 4, 1999.

         In Resolution No. 611, the Antitrust Resolutive Commission established the possibility for Telefonica CTC Chile to offer alternative rate plans to Decree No. 187, oriented toward volume discounts and to request rate freedom in certain geographic areas. On September 4, 2001,
         Telefonica CTC Chile presented a proposal for alternative rate plans
         (for high traffic consumption), which were approved in October 2002.

         On May 24, 2002, Telefonica CTC Chile also obtained authorization from
         Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

         Of the five companies that were awarded the bid to operate wireless standard telephone service concessions in the 3,400 to 3,700 MHz
         Wireless Local Loop (WLL) only Entel (licenses: one national and 13 regional) is developing their projects. Telefonica del Sur (which was awarded licenses in the VIII and X Regions) informed Subtel it was interrupting the project, due to extenuating circumstances, therefore
         Subtel extinguished the local wireless local public service concession in the VIII and IX regions.

         LONG DISTANCE

         This market contemplates providing communications services between primary areas (NLD) and international communications (ILD), also known as intermediate services.

         On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for national and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to compliance with the regulations established by the Law.

         In the current market there are 15 companies operating effectively with
         18 carrier codes. Traffic in the NLD markets, through standard telephone lines recorded a drop in the first quarter of 2004 compared to the first quarter of 2003 estimated at 8.4%. In the same period a
         1.5% increase is estimated in ILD traffic market. Telefonica CTC Chile, through its subsidiaries Telefonica Mundo 188 and GLOBUS 120, during the first quarter of 2004 reached an estimated market share of 43.5% in national long distance and 31.8% in international outgoing long distance.

         CORPORATE COMMUNICATIONS

         Contemplates providing circuit and data services (Datared, E1, ATM,
         Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies and Internet access suppliers (ISPs). Likewise includes commercialization of advanced switchboard units (multiple line and PABx, among others).

         In October 2002 we decided to refocus Telefonica Empresas toward the company and corporate segment. In this business Telefonica CTC Chile competes with 8 companies in the private service area and with at least
         10 companies in the hosting business, reaching an income share of approximately 49%, in 2003, including sale of advanced telephone equipment to companies and advanced telephony in private networks.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              21

         MOBILE COMMUNICATIONS

         Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are currently four mobile telephone operators and one smaller operator of mobile satellite communications and an operator that offers digital trunking and which is authorized to interconnect to the public mobile network.

         Telefonica CTC Chile, through its subsidiary Telefonica Movil, has approximately 31% of total subscribers estimated at 7.9 million as of
         March 2004.

         Regarding the tender for PCS mobile telephone service in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and
         Telecommunications called on Telefonica Movil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.

         On July 18, 2002, the three 10 MHz frequencies on a 1.900 MHz band were awarded. Telefonica Movil Chile was awarded two frequencies (20 MHz)
         for a total sum of UF 544,521 equivalent to US$12.8 million.

         PAY TV

         The pay television market is composed of two main competitors
         (Metropolis and VTR) who jointly have over 90% of the pay TV market with some 725 thousand subscribers, Two satellite TV operators and approximately 20 cable TV operators in specific areas, which jointly do not reach 10% of the market.

         On July 3, 2000, a contract was signed for the sale of Metropolis
         Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Preventive Antitrust Commission (Comision Preventiva
         Antimonopolios). The amount of the transaction was US$270 million for
         40% of Metropolis Intercom, 100% of its cable television network
         (except the cable TV network in the IV and VIII Regions) and 100% of
         Compania de Telecomunicaciones de Chile Plataforma Tecnica Red
         Multimedia. In addition the arbitration processes between both companies ended through judicial advent.

         INTERNET ACCESS

         In this market there are currently approximately 35 ISP operating effectively, with three of these concentrating 83% of traffic. IP traffic in the first quarter of 2004 in the Telefonica CTC Chile network, was in the order of 1,224 million minutes, a 14.8% drop in comparison to the first quarter of 2003, mainly due to migration of intensive users to broad band.

         Telefonica CTC Chile focalizes Internet access for companies through its ISP TIE, segment in which they own a participation of close to 30%, and have commercial agreements with ISP Terra.

         BROAD BAND ADSL

         Telefonica CTC Chile continues with an intensive deployment of Internet access through ADSL broad band, directly to the customer and through a wholesale model in the ISP industry. At the end of the March 2004 ADSL access in the service of Telefonica CTC Chile reached 143,108 with a growth of

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              22

         117% compared to March 2004, achieving an estimated share of 40% of the broad band market, considering speeds equal to or greater than 128 kbps.

         OTHER BUSINESSES

         Comprises the Public Telephone market, in which Telefonica CTC Chile participates through its subsidiary CTC Equipos. There are seven national companies, out of which CTC Equipos as of March 2004 has approximately a 24% market share considering its own 10,671 public telephones. In addition Telefonica CTC Chile has 20,534 telephones denominated as community.

         On November 20, 2001 a subsidiary was formed to commercialize and install intruder alarms and video cameras for residences and companies, providing monitoring and vigilance services and any other service relating to the above. As of March 2004 it is estimated that Telefonica
         CTC Chile has a market share of 28% in this service.

Management's Discussion and Analysis of the Consolidated Financial Statements
                                                                              23

10.      ANALYSIS OF MARKET RISK

         FINANCIAL RISK COVERAGE

         Due to the attractive foreign interest rates during certain periods, the Company has obtained foreign financing denominated mainly in United
         States dollars and euros and in certain cases with floating interest rates. For this reason the Company faces two types of financial risks, the risk of changes in the exchange rate and the risk of interest rate fluctuations.

         FINANCIAL RISK DUE TO CHANGES IN FOREIGN CURRENCY

         The Company has coverage for all types of exchange the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its revenues. The percentage of financial debt exposure is definite and is continuously reviewed, basically considering the volatility of the exchange rate, its tendency, and the cost and availability of hedge instruments for different terms.

         The main hedge instruments used are dollar/UF and dollar/peso exchange insurance.

         As of March 31, 2004, the financial debt in original currency expressed in dollars was US$1,386.8 million, including US$968.2 million of financial liabilities in dollars, US$ 231.1 million in debt in unidades de fomento, US$156.5 million in debt in euros and US$ 31 million in debt in pesos. In this manner US$1,139.5 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to changes in the dollar.

         Simultaneously, the Company had dollar/UF exchange rate insurance and assets in dollars that resulted, as of March 31, 2004, in an average exposure of 0% in foreign currency.

         FINANCIAL RISK IN CASE OF CHANGES IN VARIABLE (FLOATING) INTEREST RATES

         The policy for covering interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

         As of March 31, 2004, the Company had debts with variable Libor, Euro
         Libor and TAB interest rates mainly for syndicated loans.

         To protect the Company from increases in the variable (floating)
         interest rates, derivative financial instruments have been used, particularly collars and Forward Rate Agreements (which protect Libor rate), which limit future fluctuations of interest rates. This has allowed the Company to end up with an exposure of 38% of total financial debt in original currency as of March 31, 2004.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2004                          COMPANIA DE TELECOMUNICACIONES DE
                                             CHILE S.A.

                                             By: /s/ Julio Covarrubias F.
                                                 --------------------------
                                             Name:  Julio Covarrubias F.
                                             Title: Chief Financial Officer